UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

Dated: November 29, 2019

Commission File No. 001-34104

NAVIOS MARITIME ACQUISITION CORPORATION

7 Avenue de Grande Bretagne, Office 11B2

Monte Carlo, MC 98000 Monaco

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F: Form 20-F    ☒  Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):    Yes  ☐    No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):    Yes  ☐    No  ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

NAVIOS MARITIME ACQUISITION CORPORATION

FORM 6-K

This Report on Form 6-K is hereby incorporated by reference into the Navios Maritime Acquisition Corporation Registration Statements on Form F-3, File No. 333-214739.

Operating and Financial Review and Prospects

The following is a discussion of the financial condition and results of operations for the three and nine month periods ended September 30, 2019 and 2018 of Navios Maritime Acquisition Corporation (referred to herein as “we,” “us” or “Navios Acquisition”). All of the financial statements have been stated in accordance with generally accepted accounting principles in the United States of America (“U.S. GAAP”). You should read this section together with the consolidated financial statements and the accompanying notes included in Navios Acquisition’s 2018 Annual Report filed on Form 20-F with the U.S. Securities and Exchange Commission (the “SEC”).

This Report contains forward-looking statements (as defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended) concerning future events and expectations, including with respect to Navios Acquisition’s future dividends, expected cash flow generation and Navios Acquisition’s growth strategy and measures to implement such strategy; including expected vessel acquisitions and entering into further employment contracts. Words such as “may,” “expects,” “intends,” “plans,” “believes,” “anticipates,” “hopes,” “estimates,” and variations of such words and similar expressions are intended to identify forward-looking statements. Such statements include comments regarding expected revenue and employment contracts. These forward-looking statements are based on the information available to, and the expectations and assumptions deemed reasonable by, Navios Acquisition at the time this filing was made. Although Navios Acquisition believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct. These statements involve risks and are based upon a number of assumptions and estimates which are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of Navios Acquisition. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially include, but are not limited to the creditworthiness of our charterers and the ability of our contract counterparties to fulfill their obligations to us, tanker industry trends, including charter rates and vessel values and factors affecting vessel supply and demand, the aging of our vessels and resultant increases in operation and dry docking costs, the loss of any customer or charter or vessel, our ability to repay outstanding indebtedness, to obtain additional financing and to obtain replacement charters for our vessels, in each case, at commercially acceptable rates or at all, increases in costs and expenses, including but not limited to: crew wages, insurance, provisions, port expenses, lube oil, bunkers, repairs, maintenance and general and administrative expenses, the expected cost of, and our ability to comply with, governmental regulations and maritime self-regulatory organization standards, as well as standard regulations imposed by our charterers applicable to our business, potential liability from litigation and our vessel operations, including discharge of pollutants, general domestic and international political conditions, competitive factors in the market in which Navios Acquisition operates; risks associated with operations outside the United States; and other factors listed from time to time in the Navios Acquisition’s filings with the SEC, including its annual and interim reports filed on Form 20-F and Form 6-K. Navios Acquisition expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in Navios Acquisition’s expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based. Navios Acquisition makes no prediction or statement about the performance of its common stock.

Recent Developments

Sale of one 2002-built VLCC

On October 8, 2019, the Company completed the sale of the Nave Electron, a 2002-built VLCC vessel of 305,178 dwt, delivering the vessel to her new owners.

Debt

In October 2019, Navios Acquisition fully prepaid its Term Loan B facility, which was scheduled to mature in June 2020. The outstanding balance of the Term Loan B facility as of June 30, 2019 was $196.8 million. Navios Acquisition funded the repayment as follows:

•

$153.0 million financing through sale-and-leaseback transactions. The sale and leaseback transactions have (a) an average amortization profile of approximately 17 years on an age-adjusted basis, (b) annual interest of LIBOR plus a margin ranging from 335 bps to 360 bps and (c) an average maturity of 6 years;

•	$31.8 million facility from a commercial bank in order to finance one VLCC. The facility bears an annual interest of LIBOR plus 280 bps, and matures in one year; and

•	$12.0 million from cash on the balance sheet.

Following the completion of the repayment of the Term Loan B, Navios Acquisition has no debt maturities due until the third quarter of 2020.

In October and November 2019 Navios Acquisition repurchased $12.0 million of its 2021 Notes (as defined in “Long-Term Debt Obligations and Credit Arrangements – Ship Mortgage Notes”) from unaffiliated third parties in open market transactions for a cash consideration of $10.0 million.

Equity Offering

In October 2019, Navios Acquisition completed a registered direct offering of 1,875,000 shares of its common stock at $8.00 per share, raising gross proceeds of $15.0 million. Total net proceeds of the above transactions, net of agents’ costs of $0.7 million and estimated offering costs $0.3 million, amounted to $14.0 million.

Liquidation of Navios Europe Inc. (“Navios Europe I”)

On November 22, 2019, an agreement was reached to liquidate Navios Europe I. As of September 30, 2019, Navios Acquisition had a receivable of $32.3 million from Navios Europe I. This receivable along with debt financing will be used to finance the acquisition. The agreement is subject to definitive documentation which is expected to be completed by the end of 2019.

The five product tankers owned by Navios Europe I that are included in the Acquisition are:

Vessels	Type	Built	DWT	Charter Rate, net ($)	Expected Expiration Date
Perseus N	MR1 Tanker	2009	36,264	11,356	04/2020
Star N	MR1 Tanker	2009	37,872	11,850	01/2020
Hector N	MR1 Tanker	2008	38,402	11,850	01/2020
Aurora N	LR1 Tanker	2008	63,495	Floating rate	02/2020
Lumen N	LR1 Tanker	2008	63,599	Floating rate	02/2020
Total: 5 vessels			239,632

Dividend Policy

On November 5, 2019, the Board of Directors declared a quarterly cash dividend in respect of the third quarter of 2019 of $0.30 per share of common stock which will be paid on January 9, 2020, to stockholders of record as of December 17, 2019. The declaration and payment of any further dividends remain subject to the discretion of the Board of Directors and will depend on, among other things, Navios Acquisition’s cash requirements as measured by market opportunities and restrictions under its -credit agreements and other debt obligations and such other factors as the Board of Directors may deem advisable.

Fleet

As of November 28, 2019, our fleet consisted of a total of 41 double-hulled tanker vessels, aggregating approximately 5.5 million deadweight tons, or dwt. The fleet includes 13 VLCC tankers (over 200,000 dwt per ship) which transport crude oil, including the three bareboat chartered-in VLCC expected to be delivered in the third and fourth quarter of 2020 and third quarter of 2021, eight Long Range 1 (“LR1”) product tankers (60,000-79,999 dwt per ship), 18 Medium Range 2 (“MR2”) product tankers (30,000-59,999 dwt per ship), two chemical tankers (25,000 dwt per ship), which transport refined petroleum products and bulk liquid chemicals All our vessels are currently chartered-out to quality counterparties with an average remaining charter period of approximately one year. As of November 28, 2019, we had charters covering 98.3% of available days in 2019 and 53.8% of available days in 2020.

Vessels	Type	Year Built	Dwt	Net Charter Rate (1)		Profit Sharing Arrangements	Expiration Date (2)
Owned Vessels
Nave Polaris	Chemical Tanker	2011	25,145	Floating Rate	(8)	None	February 2020
Nave Cosmos	Chemical Tanker	2010	25,130	Floating Rate	(8)	None	February 2020
Nave Velocity	MR2 Product Tanker	2015	49,999	$16,047		None	November 2020
Nave Sextans	MR2 Product Tanker	2015	49,999	$14,500		50%/50%	February 2020
Nave Pyxis	MR2 Product Tanker	2014	49,998	$14,500		50%/50%	March 2020
Nave Luminosity	MR2 Product Tanker	2014	49,999	$17,034	(15)	None	December 2021
Nave Jupiter	MR2 Product Tanker	2014	49,999	$12,097		50%/50%	May 2020
Bougainville	MR2 Product Tanker	2013	50,626	$14,709	(5)	100%	September 2020
Nave Alderamin	MR2 Product Tanker	2013	49,998	$15,159		None	November 2020
Nave Bellatrix	MR2 Product Tanker	2013	49,999	$11,850		50%/50%	February 2020
Nave Capella	MR2 Product Tanker	2013	49,995	$11,850		50%/50%	January 2020
Nave Orion	MR2 Product Tanker	2013	49,999	$13,379	(3)	None	December 2019
Nave Titan	MR2 Product Tanker	2013	49,999	$14,813		None	July 2020
Nave Aquila	MR2 Product Tanker	2012	49,991	$15,899	(16)	None	November 2020
Nave Atria	MR2 Product Tanker	2012	49,992	$14,813		None	October 2020
Nave Orbit	MR2 Product Tanker	2009	50,470	$14,000		None	May 2020
Nave Equator	MR2 Product Tanker	2009	50,542	$12,250		None	January 2020
				$16,250		None	January 2022
Nave Equinox	MR2 Product Tanker	2007	50,922	$14,319		ice-transit premium (4)	March 2020
Nave Pulsar	MR2 Product Tanker	2007	50,922	$14,566	(6)	ice-transit premium (4)	May 2020
Nave Dorado	MR2 Product Tanker	2005	47,999	$13,331		50%/50%	December 2020
Nave Atropos	LR1 Product Tanker	2013	74,695	Floating Rate	(13)	None	February 2020
Nave Rigel	LR1 Product Tanker	2013	74,673	Floating Rate		None	December 2019
				$16,088	(9)	None	December 2021
Nave Cassiopeia	LR1 Product Tanker	2012	74,711	Floating Rate	(13)	None	February 2020
Nave Cetus	LR1 Product Tanker	2012	74,581	Floating Rate		None	December 2019
				$16,088	(9)	None	December 2021
Nave Estella	LR1 Product Tanker	2012	75,000	$15,183		None	December 2019
				$17,036		None	December 2020
Nave Andromeda	LR1 Product Tanker	2011	75,000	Floating Rate	(13)	None	February 2020
Nave Ariadne	LR1 Product Tanker	2007	74,671	Floating Rate		None	February 2020
Nave Cielo	LR1 Product Tanker	2007	74,671	Floating Rate	(13)	None	February 2020
Nave Buena Suerte	VLCC	2011	297,491	$20,475		50% above $20,475(11)	August 2020
				$48,153		50%/50%	June 2025
Nave Quasar	VLCC	2010	297,376	$20,475		50% above $20,475(11)	September 2020
Nave Synergy	VLCC	2010	299,973	48,153		50%/50%	August 2020
Nave Spherical	VLCC	2009	297,188	Floating Rate	(7)	None	December 2019
				Floating Rate	(7),(17)	None	December 2022
Nave Neutrino	VLCC	2003	298,287	$19,158	(12)	50%/50%	November 2019
				$19,158	(12)	50%/50%	November 2020
Nave Photon	VLCC	2008	297,395	Floating Rate	(7)	None	December 2019
				$48,153		50%/50%	July 2021
Nave Constellation	VLCC	2010	298,000			Spot(14)
Nave Universe	VLCC	2011	297,066			Spot(14)
Nave Celeste	VLCC	2003	298,717			Spot
Nave Galactic	VLCC	2009	297,168	$20,475		50% above $20,475(11)	October 2020
Vessels to be delivered
TBN*	VLCC	Q3 2020	310,000	$27,816	(10)	None	Q3 2030
TBN*	VLCC	Q4 2020	310,000	$27,816	(10)	None	Q4 2030
TBN*	VLCC	Q3 2021	310,000	$48,153		50%/50%	Q3 2026

(1)	Net time charter-out rate per day (net of commissions), presented in U.S. Dollars.
(2)	Estimated dates assuming the midpoint of the redelivery period by charterers, including owner’s extension options not declared yet.
(3)	Charterer’s option to extend the charter for one year at $15,159 net per day.
(4)	The premium for the Nave Equinox and the Nave Pulsar when vessels are trading on ice or follow ice breaker is $1,900 per day.
(5)	Rate can increase up to $20,288 net per day with a base rate of $15,086 net per day.

(6)	Charterer’s option to extend the charter for one year at $16,590 net per day plus ice-transit premium.
(7)	Rate based on VLCC pool earnings, evergreen upon notice.
(8)	Rate based on chemical tankers pool earnings.
(9)

Charterer has the option to either charter the vessel for a period of two years plus one optional year at a rate of $17,063 net per day or charter the vessel for three years at a rate of $16,088 net per day.

(10)	Charterer’s option to extend the bareboat charter for five years at $29,751 net per day.
(11)

Profit sharing arrangement 50% on actual pool earnings. Any adjustment by the charterers for the expense/loss will be provisionally settled on a quarterly basis and finally settled at the end of the charter period. Charterer’s option to extend the charter for one year at $20,475 net per day.

(12)	Contract provides 100% of BITR TD3C-TCE index plus $2,000 up to $38,513 and 50% thereafter with $19,158 floor.
(13)	Rate based on LR1 pool earnings.
(14)

On September 25, 2019, the U.S. Department of Treasury’s Office of Foreign Assets Control added, amongst others, COSCO Shipping Tanker (Dalian) Co., Ltd. (“COSCO Dalian”) to the Specially Designated Nationals and Blocked Persons list after being determined by the State Department to meet the criteria for the imposition of sanctions under Executive Order 13846. The Company had two VLCCs chartered to COSCO Dalian, the Nave Constellation (ex. Shinyo Saowalak) and the Nave Universe (ex. Shinyo Kieran), through June 18, 2025 and June 8, 2026, respectively, each at a net rate of $48,153 per day, with profit sharing above $54,388. Both charter contracts have since been terminated and the two vessels are now employed in the open market.

(15)	Charterer’s option to extend the charter for one year at $18,022 net per day.
(16)	Charterer’s option to extend the charter for one year at $16,886 net per day.
(17)	Contract provides 100% of BITR TD3C-TCE index plus $5,000 for a period of three years plus one optional year with 100% of BITR TD3C-TCE index plus $1,500.

*	Bareboat chartered-in vessels with purchase option, expected to be delivered in the second half of 2020 and in the third quarter of 2021.

Charter Policy and Industry Outlook

Our core fleet currently consists of 41 vessels, of which 13 are VLCCs (including three bareboat chartered-in VLCCs expected to be delivered one in each of the third and fourth quarter of 2020 and in the third quarter of 2021, respecively), 26 are product tankers, two are chemical tankers. All of our vessels are chartered-out to quality counterparties with an average remaining contract period of approximately one year. Many of our contracts have profit sharing arrangements (see fleet table above). While all of our vessels are currently chartered-out, we intend to deploy any vessels that would become open—not chartered-out—to leading charterers in a mix of long, medium and short-term time charters, depending on the vessels’ positions, seasonality and market outlook. This chartering strategy is intended to allow us to capture increased profits during strong charter markets, while developing relatively stable cash flows from longer-term time charters. We will also seek profit sharing arrangements in our employment contracts, to provide us with potential incremental revenue above the contracted minimum charter rates.

Using Navios Tankers Management Inc.’s (the “Manager”) global network of relationships and extensive experience in the maritime transportation industry, coupled with its commercial, financial and operational expertise, we plan to opportunistically grow our fleet through the timely and selective acquisition of high-quality newbuilding or secondhand vessels when we believe those acquisitions will result in attractive returns on invested capital and increased cash flow. We also intend to engage in opportunistic dispositions where we can achieve attractive values for our vessels as we assess the market cycle. We believe our diverse and versatile fleet, combined with the experience and long- standing relationships of Manager’s with participants in the maritime transportation industry, position us to identify and take advantage of attractive acquisition opportunities.

Factors Affecting Navios Acquisition’s Results of Operations

We believe the principal factors that will affect our future results of operations are the economic, regulatory, political and governmental conditions that affect the shipping industry generally and that affect conditions in countries and markets in which our vessels engage in business. Other key factors that will be fundamental to our business, future financial condition and results of operations include:

•	the demand for seaborne transportation services;

•	the ability of Manager’s commercial and chartering operations to successfully employ our vessels at economically attractive rates, particularly as our fleet expands and our charters expire;

•	the effective and efficient technical management of our vessels;

•	The Manager’s ability to satisfy technical, health, safety and compliance standards of major commodity traders; and

•	the strength of and growth in the number of our customer relationships, especially with major commodity traders.

In addition to the factors discussed above, we believe certain specific factors will impact our consolidated results of operations. These factors include:

•	the charter hire earned by our vessels under our charters;

•	our access to capital required to acquire additional vessels and/or to implement our business strategy;

•	our ability to sell vessels at prices we deem satisfactory;

•	our level of debt and the related interest expense and amortization of principal; and

•	the level of any dividend to our stockholders.

Voyage, Time Charter and Pooling Arrangements

Revenues are driven primarily by the number of vessels in the fleet, the number of days during which such vessels operate and the amount of daily charter hire rates that the vessels earn under charters, which, in turn, are affected by a number of factors, including:

•	the duration of the charters;

•	the level of spot market rates at the time of charters;

•	decisions relating to vessel acquisitions and disposals;

•	the amount of time spent positioning vessels;

•	the amount of time that vessels spend in dry dock undergoing repairs and upgrades;

•	the age, condition and specifications of the vessels; and

•	the aggregate level of supply and demand in the tanker shipping industry.

Time charters are available for varying periods, ranging from a single trip (spot charter) to long-term which may be many years. In general, a long-term time charter assures the vessel owner of a consistent stream of revenue. Operating the vessel in the spot market affords the owner greater spot market opportunity, which may result in high rates when vessels are in high demand or low rates when vessel availability exceeds demand. Vessel charter rates are affected by world economics, international events, weather conditions, strikes, governmental policies, supply and demand, and many other factors that might be beyond the control of management.

For vessels operating in pooling arrangements, the Company earns a portion of total revenues generated by the pool, net of expenses incurred by the pool. The amount allocated to each pool participant vessel, including the Company’s vessels, is determined in accordance with an agreed-upon formula, which is determined by the points awarded to each vessel in the pool based on the vessel’s age, design and other performance characteristics.

The cost to maintain and operate a vessel increases with the age of the vessel. Older vessels are less fuel efficient, cost more to insure and require upgrades from time to time to comply with new regulations. As of November 28, 2019, the average age of Navios Acquisition’s owned fleet is 8.1 years. But, as such fleet ages or if Navios Acquisition expands its fleet by acquiring previously owned and older vessels the cost per vessel would be expected to rise and, assuming all else, including rates, remains constant, vessel profitability would be expected to decrease.

Navios Acquisition reports financial information and evaluates its operations by charter revenues. Navios Acquisition does not use discrete financial information to evaluate operating results for each type of charter. As a result, management reviews operating results solely by revenue per day and operating results of the fleet and thus Navios Acquisition has determined that it operates under one reportable segment.

Set forth below are selected historical and statistical data for Navios Acquisition for each of the three and nine month periods ended September 30, 2019 and 2018 that the Company believes may be useful in better understanding the Company’s financial position and results of operations.

	Three month period ended September 30,		Nine month period ended September 30,
	2019 (unaudited)	2018 (unaudited)	2019 (unaudited)	2018 (unaudited)
FLEET DATA
Available days(1)	3,491	3,178	10,678	9,439
Operating days(2)	3,472	3,153	10,642	9,386
Fleet utilization(3)	99.4%	99.2%	99.7%	99.4%
Vessels operating at period end	39	35	39	35
AVERAGE DAILY RESULTS
Time charter equivalent rate per day(4)	$15,349	$12,394	$16,888	$13,287

Navios Acquisition believes that the important measures for analyzing trends in its results of operations consist of the following:

(1)

Available days: Available days for the fleet are total calendar days the vessels were in Navios Acquisition’s possession for the relevant period after subtracting off-hire days associated with major repairs, drydocking or special surveys. The shipping industry uses available days to measure the number of days in a relevant period during which vessels should be capable of generating revenues.

(2)

Operating days: Operating days are the number of available days in the relevant period less the aggregate number of days that the vessels are off-hire due to any reason, including unforeseen circumstances. The shipping industry uses operating days to measure the aggregate number of days in a relevant period during which vessels actually generate revenues.

(3)

Fleet utilization: Fleet utilization is the percentage of time that Navios Acquisition’s vessels were available for generating revenue, and is determined by dividing the number of operating days during a relevant period by the number of available days during that period. The shipping industry uses fleet utilization to measure a company’s efficiency in finding suitable employment for its vessels and minimizing the amount of days that its vessels are off hire for reasons other than scheduled repairs, dry dockings or special surveys.

(4)

TCE Rate: Time charter equivalent rate per day is defined as voyage and time charter revenues less voyage expenses during a period divided by the number of available days during the period. The TCE Rate per day is a standard shipping industry performance measure used primarily to present the actual daily earnings generated by vessels of various types of charter contracts for the number of available days of the fleet.

Period-over-Period Comparisons

For the Three Month Period ended September 30, 2019 compared to the Three Month Period ended September 30, 2018

The following table presents consolidated revenue and expense information for the three month periods ended September 30, 2019 and 2018. This information was derived from the unaudited condensed consolidated statements of operations of Navios Acquisition for the respective periods.

Expressed in thousands of U.S. dollars	Three Month period Ended September 30, 2019 (unaudited)	Three Month period Ended September 30, 2018 (unaudited)
Revenue	$58,965	41,589
Time charter and voyage expenses	(5,377)	(9,560)
Direct vessel expenses	(2,439)	(2,011)
Management fees (entirely through related party transactions)	(26,837)	(23,340)
General and administrative expenses	(3,732)	(3,157)
Depreciation and amortization	(17,216)	(13,777)
Loss on sale of vessels/ Impairment loss	(39,976)	—
Interest income	2,384	2,061
Interest expense and finance cost	(22,849)	(19,308)
Equity in net earnings of affiliated companies	936	4,522
Other income	10	2
Other expense	(265)	(429)

Net loss	$(56,396)	(23,408)

Revenue: Revenue for the three month period ended September 30, 2019 increased by $17.4 million, or 41.8%, to $59.0 million, as compared to $41.6 million for the same period of 2018. The increase was mainly attributable to an: (i) increase in revenue by $12.8 million due to the acquisition and resulting consolidation of Navios Maritime Midstream Partners LP (“Navios Midtsream”); and (ii) increase in market rates during the three month period ended September 30, 2019 as compared to the same period of 2018. Available days of the fleet increased to 3,491 days for the three month period ended September 30, 2019, as compared to 3,178 days for the three month period ended September 30, 2018, mainly as a result of the merger with Navios Midstream (the “Merger”) effective as of December 13, 2018. The time charter equivalent rate, or TCE Rate, increased to $15,349 for the three month period ended September 30, 2019, from $12,394 for the three month period ended September 30, 2018.

Time charter and voyage expenses: Time charter and voyage expenses for the three month period ended September 30, 2019 decreased by $4.2 million, or 43.8%, to $5.4 million, as compared to $9.6 million for the same period of 2018. The decrease was mainly attributable to $7.4 million of backstop commitment to Navios Midstream incurred in the three month period ended September 30, 2018; partially mitigated by a: (i) $3.0 million increase in bunkers consumption and voyage expenses due to spot voyages incurred in the three month period ended September 30, 2019; and (ii) $0.2 million increase in brokers’ commission.

Direct vessel expenses: Direct vessel expenses, comprised of the amortization of dry dock and special survey costs of certain vessels of our fleet were $2.4 million for the three month period ended September 30, 2019, as compared to $2.0 million for the three month period ended September 30, 2018.

Management fees: Management fees for the three month period ended September 30, 2019 increased by $3.5 million to $26.8 million as compared to $23.3 million for the three month period ended September 30, 2018. The increase was mainly due to the acquisition of Navios Midstream on December 13, 2018. Please see Related Party Transactions for discussion on the management fees.

General and administrative expenses: Total general and administrative expenses for the three month period ended September 30, 2019 increased by $0.5 million to $3.7 million compared to $3.2 million for the three month period ended September 30, 2018, mainly due to the increase in other general and administrative expenses as a result of the Merger. For the three month periods ended September 30, 2019 and 2018, the expenses charged by the Manager for administrative services were $2.8 million and $2.2 million, respectively.

Depreciation and amortization: Depreciation increased by $3.4 million to $17.2 million for the three month period ended September 30, 2019 as compared to $13.8 million for the three month period ended September 30, 2018. The increase was primarily due to the Merger with Navios Midstream on December 13, 2018. Depreciation of a vessel is calculated using an estimated useful life of 25 years from the date the vessel was originally delivered from the shipyard.

Interest income: Interest income for the three month period ended September 30, 2019 increased by $0.3 million to $2.4 million compared to $2.1 million for the three month period ended September 30, 2018. The increase was mainly attributable to the increase of $0.3 million due to the interest income accrued under the revolving loan granted to Navios Europe I and Navios Europe (II) Inc. (“Navios Europe II”).

Interest expense and finance cost: Interest expense and finance cost for the three month period ended September 30, 2019 increased by $3.5 million to $22.8 million, as compared to $19.3 million for the three month period ended September 30, 2018. The increase was mainly due to the increase of the average outstanding balance of our credit facilities (mainly the Term Loan B of Navios Midstream) and financing arrangements (other than the 2021 Notes) to $537.1 million for the three month period ended September 30, 2019 as compared to $361.0 million for the three month period ended September 30, 2018. In addition, the weighted average interest rate for the three month period ended September 30, 2019, increased to 7.05% compared to 6.98%, in the same period in 2018. As of September 30, 2019 and 2018, the outstanding balance under Navios Acquisition’s total borrowings was $1,237.7 million and $1,027.8 million, respectively.

Loss on sale of vessels/ Impairment loss: The loss on sale of vessel/ impairment loss for the three month period ended September 30, 2019 amounted to $40.0 million as compared to $0 for the same period in 2018, that resulted from: (i) $32.7 million accelerated amortization of intangible assets in connection with early termination of certain contracts; and (ii) $7.3 million impairment loss relating to the sale of the Nave Electron as a result of the impairment testing performed.

Equity in net earnings of affiliated companies: Equity in net earnings of affiliated companies decreased by $3.6 million to $0.9 million for the three month period ended September 30, 2019, as compared to $4.5 million equity for the same period in 2018. In the three month period ended September 30, 2018, Navios Acquisition recognized earnings from its investment in Navios Midstream of $3.7 million.

Other expense: Other expense for the three month period ended September 30, 2019 was $0.3 million, as compared to $0.4 million for the same period of 2018.

For the Nine Month Period ended September 30, 2019 compared to the Nine Month Period ended September 30, 2018

The following table presents consolidated revenue and expense information for the nine month periods ended September 30, 2019 and 2018. This information was derived from the unaudited condensed consolidated statements of operations of Navios Acquisition for the respective periods.

Expressed in thousands of U.S. dollars	Nine Month period Ended September 30, 2019 (unaudited)	Nine Month period Ended September 30, 2018 (unaudited)
Revenue	$194,669	129,218
Time charter and voyage expenses	(14,340)	(21,749)
Direct vessel expenses	(7,117)	(5,251)
Management fees (entirely through related party transactions)	(81,224)	(69,652)
General and administrative expenses	(15,677)	(11,212)
Depreciation and amortization	(52,257)	(41,763)
(Loss)/ gain on sale of vessels/ Impairment loss	(36,731)	25
Interest income	6,840	5,875
Interest expense and finance cost	(69,474)	(57,917)
Equity in net earnings of affiliated companies	2,670	4,463
Other income	1,343	13
Other expense	(787)	(1,992)

Net loss	$(72,085)	(69,942)

Revenue: Revenue for the nine month period ended September 30, 2019 increased by $65.5 million, or 50.7%, to $194.7 million, as compared to $129.2 million for the same period of 2018. The increase was mainly attributable to an: (i) increase in revenue by $46.0 million due to the acquisition and resulting consolidation of Navios Midstream; and (ii) increase in market rates during the nine month period ended September 30, 2019 as compared to the same period of 2018. Available days of the fleet increased from 9,439 days for the nine month period ended September 30, 2018, to 10,678 days for the nine month period ended September 30, 2019. The TCE Rate increased from $13,287 for the nine month period ended September 30, 2018, to $16,888 for the nine month period ended September 30, 2019.

Time charter and voyage expenses: Time charter and voyage expenses for the nine month period ended September 30, 2019 decreased by $7.4 million to $14.3 million as compared to $21.7 million for the nine month period ended September 30, 2018. The decrease was attributable to $17.9 million of backstop commitment to Navios Midstream incurred in the nine month period ended September 30, 2018, for which no similar expense has been recorded during the respective 2019 period subsequent to the Merger with Navios Midstream; partially mitigated by a (ii) $9.2 million increase in bunkers consumption and voyage expenses due to spot voyages incurred in the nine month period ended September 30, 2019; and (ii) a $1.3 million increase in broker commission costs.

Direct vessel expenses: Direct vessel expenses, comprising of the amortization of dry dock and special survey costs of certain vessels of our fleet, amounted to $7.1 million for the nine month period ended September 30, 2019, as compared to $5.3 million for the nine month period ended September 30, 2018.

Management fees: Management fees for the nine month period ended September 30, 2019 increased by approximately $11.6 million to $81.2 million, as compared to $69.7 million for the nine month period ended September 30, 2018. The increase was mainly due to the acquisition of Navios Midstream on December 13, 2018. Please see Related Party Transactions for discussion on the management fees.

General and administrative expenses: Total general and administrative expenses for the nine month period ended September 30, 2019 increased by $4.5 million to $15.7 million compared to $11.2 million for the nine month period ended September 30, 2018, mainly due to the increase in legal and professional fees as a result of the Merger, other general and administrative expenses and compensation to the directors and officers of the Company. For the nine month periods ended September 30, 2019 and 2018, the expenses charged by the Manager for administrative services were $8.3 million and $6.6 million, respectively.

Depreciation and amortization: Depreciation increased by $10.5 million to $52.3 million for the nine month period ended September 30, 2019 as compared to $41.8 million for the nine month period ended September 30, 2018. The increase was primarily due to the Merger with Navios Midstream on December 13, 2018. Depreciation of a vessel is calculated using an estimated useful life of 25 years from the date the vessel was originally delivered from the shipyard.

(Loss)/ gain on sale of vessels/ Impairment loss: The loss on sale of vessel/ impairment loss for the nine month period ended September 30, 2019 amounted to $36.7 million as compared to $0.03 million gain on sale of vessel for the same period in 2018. The increase in loss on sale of vessels was mainly due to: (i) $32.7 million accelerated amortization of intangible assets in connection with early termination of certain contracts; and (ii) $7.3 million impairment loss relating to the sale of the Nave Electron as a result of the impairment testing performed; partially mitigated by a $3.2 million gain on sale of vessel for the nine month period ended September 30, 2019.

Interest income: Interest income for the nine month period ended September 30, 2019 increased by $0.9 million to $6.8 million, as compared to $5.9 million for the nine month period ended September 30, 2018. The increase was mainly attributable to the increase by $1.2 million of the interest income accrued under the revolving loan granted to Navios Europe I and Navios Europe II.

Interest expense and finance cost: Interest expense and finance cost amounted to $69.5 million for the nine month period ended September 30, 2019 as compared to $57.9 million for the same period in 2018. The increase was mainly due to the increase of the weighted average outstanding balance of our credit facilities and financing arrangements (other than the 2021 Notes) to $541.3 million for the nine month period ended September 30, 2019 as compared to $376.7 million for the nine month period ended September 30, 2018. The weighted average interest rate for the nine month period ended September 30, 2019 increased to 7.17% from 6.91%, during the nine month period ended September 30, 2018. As of September 30, 2019 and 2018, the outstanding balance under Navios Acquisition’s credit facilities and financing arrangements was $1,237.7 million and $1,027.8 million, respectively.

Equity in net earnings of affiliated companies: Equity in net earnings of affiliated companies decreased by $1.8 million to $2.7 million equity for the nine month period ended September 30, 2019, as compared to $4.5 million equity for the nine month period ended September 30, 2018. In the nine month period ended September 30, 2018, Navios Acquisition recognized earnings from its investment in Navios Midstream of $2.2 million.

Other income: Other income for the nine month period ended September 30, 2019 was $1.3 million as compared to $0 for the same period in 2018.

Other expense: Other expense for the nine month period ended September 30, 2019 was $0.8 million as compared to $2.0 million for the same period in 2018.

Liquidity and Capital Resources

Our primary short-term liquidity needs are to fund general working capital requirements, dry docking expenditures, minimum cash balance maintenance as per our credit facility agreements and debt repayment, and other obligations from time to time, while our long-term liquidity needs primarily relate to expansion and investment capital expenditures and other maintenance capital expenditures and debt repayment. Expansion capital expenditures are primarily for the purchase or construction of vessels to the extent the expenditures increase the operating capacity of or revenue generated by our fleet, while maintenance capital expenditures primarily consist of dry docking expenditures and expenditures to replace vessels in order to maintain the operating capacity of or revenue generated by our fleet. We anticipate that our primary sources of funds for our short-term liquidity needs will be cash flows from operations, long-term borrowings and proceeds from asset sales. As of September 30, 2019, Navios Acquisition’s current assets totaled $163.2 million, while current liabilities totaled $174.4 million, resulting in a negative working capital position of $11.2 million, related to balloon payment due under our credit facilities. Navios Acquisition’s cash forecast indicates that it will generate sufficient cash for at least the next 12 months following November 28, 2019 to make the required principal and interest payments on its indebtedness and provide for the normal working capital requirements. Generally, our long-term sources of funds derive from cash from operations, long-term bank borrowings and other debt or equity financings. We expect that we will rely upon cash from operations and upon external financing sources, including bank borrowings, to fund acquisitions, expansion and investment capital expenditures and other commitments we have entered into. We cannot assure you that we will be able to secure adequate financing or obtaining additional funds on favorable terms, to meet our liquidity needs.

Navios Acquisition may use funds to repurchase its outstanding capital stock and/or indebtedness from time to time. Repurchases may be made in the open market, or through privately negotiated transactions or otherwise, in compliance with applicable laws, rules and regulations, at prices and on terms Navios Acquisition deems appropriate and subject to its cash requirements for other purposes, compliance with the covenants under Navios Acquisition’s debt agreements, and other factors management deems relevant.

In February 2018, the Board of Directors of Navios Acquisition authorized a stock repurchase program for up to $25.0 million of Navios Acquisition’s common stock, for two years. Stock repurchases will be made from time to time for cash in open market transactions at prevailing market prices or in privately negotiated transactions. The timing and amount of repurchases under the program will be determined by management based upon market conditions and other factors. Repurchases may be made pursuant to a program adopted under Rule 10b5-1 under the Exchange Act. The program does not require any minimum repurchase or any specific number or amount of shares of common stock and may be suspended or reinstated at any time in Navios Acquisition’s discretion and without notice. The Board of Directors will review the program periodically. Repurchases are subject to restrictions under Navios Acquisition’s credit facilities and indenture. As of November 28, 2019, under the $25.0 million stock repurchase program, Navios Acquisition had repurchased 735,251 shares since the program was initiated for approximately $7.5 million.

In October and November 2019 Navios Acquisition repurchased a total of $12.0 million of its 2021 Notes (as defined in “Long-Term Debt Obligations and Credit Arrangements – Ship Mortgage Notes”) from unaffiliated third parties in open market transactions for a cash consideration of $10.0 million.

On November 29, 2019, Navios Acquisition entered into a Continuous Offering Program Sales Agreement (the “Sales Agreement”) with S. Goldman Advisors LLC, as sales agent (the “Agent”), pursuant to which Navios Acquisition may issue and sell from time to time through the Agent shares of common stock having an aggregate offering price of up to $25.0 million. Sales of the units are to be made pursuant to the Company’s shelf registration statement filed on Form F-3 (File No. 333-214739) with the U.S. Securities and

Exchange Commission and declared effective on December 7, 2016. The Sales Agreement contains, among other things, customary representations, warranties and covenants by Navios Acquisition and indemnification obligations of Navios Acquisition and the Agent as well as certain termination rights for both Navios Acquisition and the Agent. The foregoing description of the Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Agreement, a copy of which was filed as an exhibit to a Report on Form 6-K on November 29, 2019, and is incorporated by reference herein.

Cash Flow

Cash flows for the nine month period ended September 30, 2019 compared to the nine month period ended September 30, 2018:

The following table presents cash flow information for the nine month periods ended September 30, 2019 and 2018.

	Nine Month Period Ended September 30, 2019 (unaudited)	Nine Month Period Ended September 30, 2018 (unaudited)
Expressed in thousands of U.S. dollars
Net cash provided by/ (used in) operating activities	$21,058	$(23,855)
Net cash provided by investing activities	31,343	52,977
Net cash provided by/ (used in) financing activities	3,862	(67,267)

Net increase/ (decrease) in cash, cash equivalents and restricted cash	$56,263	$(38,145)
Cash, cash equivalents and restricted cash, beginning of period	46,609	86,458

Cash, cash equivalents and restricted cash, end of period	$102,872	$48,313

Cash provided by/ (used in) operating activities for the nine month period ended September 30, 2019 as compared to the nine month period ended September 30, 2018:

Net cash provided by/ (used in) operating activities increased by $45.0 million to $21.1 million inflow for the period ended September 30, 2019 as compared to $23.9 million outflow for the period ended September 30, 2018. The increase is analyzed as follows:

The net loss for the nine month period ended September 30, 2019 was $72.1 million compared to net loss of $69.9 million for the nine month period ended September 30, 2018. In determining net cash provided by operating activities for the nine month period ended September 30, 2019, the net loss was adjusted for the effect of depreciation and amortization of $52.3 million, $36.7 million for loss/ (gain) on sale of vessels and impairment loss, $7.1 million for the amortization of drydock and special survey costs, $3.3 million for amortization and write-off of deferred finance fees and bond premium, $2.7 million for equity in net earnings of affiliated companies, net of dividends received and $0.7 million for stock based compensation.

The net cash outflow resulting from the change in operating assets, liabilities and payments for drydock and special survey costs of $4.3 million for the nine month period ended September 30, 2019 mainly resulted from a $6.4 million increase in the balance due from related parties, short-term, a $17.1 million decrease in the balance due to related parties, a $6.8 million payment for drydock and special survey costs, a $1.7 million decrease in deferred revenue and a $0.7 million decrease in accounts payable. These were partially offset by a $12.0 million increase in accrued expenses, an $11.9 million decrease in accounts receivable, a $2.9 million decrease in the balance due from related parties, long-term and a $1.6 million decrease in prepaid expenses.

In determining net cash used in operating activities for the nine month period ended September 30, 2018, the net loss was adjusted for the effect of depreciation and amortization of $41.8 million, $2.9 million for amortization and write-off of deferred finance fees and bond premium, $5.3 million for the amortization of drydock and special survey costs, $0.8 million for stock based compensation, $0.03 million for gain on sale of vessel and $4.5 million for equity in net earnings of affiliated companies, net of dividends received.

The net cash outflow resulting from the change in operating assets, liabilities and payments for drydock and special survey costs of $0.1 million for the nine month period ended September 30, 2018 mainly resulted from a $15.9 million payment for drydock and special survey costs, a $6.3 million increase in prepaid expenses, a $2.7 million increase in the balance due from related parties, short-term and a $1.7 million decrease in deferred revenue. These were partially offset by a $14.2 million increase in accrued expenses, a $6.0 million decrease in the balance due from related parties, long-term, a $4.9 million increase in accounts payable, a $0.8 million increase in the balance due to related parties short-term, a $0.5 million decrease in other long term assets and a $0.1 million decrease in accounts receivable.

Cash provided by investing activities for the nine month period ended September 30, 2019 as compared to the nine month period ended September 30, 2018:

Net cash provided by investing activities decreased by $21.7 million to $31.3 million for the nine month period ended September 30, 2019 from $53.0 million for the nine month period ended September 30, 2018.

Net cash provided by investing activities for the nine month period ended September 30, 2019, resulted from $46.4 million net proceeds from sale of vessel; partially mitigated by: (i) $13.1 million from vessels additions; and (ii) $2.0 million from loans to affiliates.

Net cash provided by investing activities for the nine month period ended September 30, 2018, resulted from: (i) $44.5 million net proceeds from sale of vessel; and (ii) $8.5 million from dividends received from affiliates.

Cash provided by/ (used in) financing activities for the nine month period ended September 30, 2019 as compared to the nine month period ended September 30, 2018:

Net cash provided by/ (used in) financing activities increased by $71.2 million to $3.9 million inflow for the period ended September 30, 2019 from $67.3 million outflow for the period ended September 30, 2018.

Net cash provided by financing activities for the nine month period ended September 30, 2019 resulted from the receipt of $156.6 million in loan proceeds, net of deferred finance costs, which was partially offset by: the use of (i) $144.1 million of loan repayments; (ii) $8.2 million of dividends paid; and (iii) $0.4 million for acquisition of treasury stock.

Net cash used in financing activities for the nine month period ended September 30, 2018 resulted from: (i) $121.4 million of loan repayments; (ii) $9.2 million of dividends paid; and (iii) $6.2 million acquisition of treasury stock; partially mitigated by $69.5 million in proceeds from sale and leaseback arrangements, net of deferred finance costs.

Reconciliation of EBITDA and Adjusted EBITDA to Net Cash from Operating Activities

	Three Month Period Ended September 30, 2019 (unaudited)	Three Month Period Ended September 30, 2018 (unaudited)	Nine Month Period Ended September 30, 2019 (unaudited)	Nine Month Period Ended September 30, 2018 (unaudited)
Expressed in thousands of U.S. dollars
Net cash provided by/ (used in) operating activities	$19,513	$7,139	$21,058	$(23,855)
Net (decrease)/ increase in operating assets	(15,357)	571	(9,914)	2,450
Net (increase)/ decrease in operating liabilities	(5,689)	(23,202)	7,413	(18,250)
Net interest cost	20,465	17,247	62,634	52,042
Amortization and write-off of deferred finance costs and bond premium	(1,053)	(879)	(3,346)	(2,860)
Equity in net earnings of affiliates, net of dividends received	936	4,522	2,670	4,463
Payments for dry dock and special survey costs	5,119	4,504	6,781	15,915
Gain on sale of vessel	—	—	3,245	25
Impairment loss	(7,287)	—	(7,287)	—
Stock-based compensation	(234)	(275)	(694)	(816)

EBITDA	$16,413	$9,627	$82,560	$29,114
Net negative effect on equity/ (loss) in net earnings of affiliated companies due to sale of the Shinyo Kannika by Navios Midstream to an unaffiliated third party	—	—	—	6,005
Gain on sale of vessel	—	—	(3,245)	(25)
Impairment loss	7,287	—	7,287	—
Stock-based compensation	234	275	694	816
Adjusted EBITDA	$23,934	$9,902	$87,296	$35,910

	Three Month Period Ended September 30, 2019 (unaudited)	Three Month Period Ended September 30, 2018 (unaudited)	Nine Month Period Ended September 30, 2019 (unaudited)	Nine Month Period Ended September 30, 2018 (unaudited)
Net cash provided by/ (used in) operating activities	$19,513	$7,139	$21,058	$(23,855)
Net cash provided by investing activities	$5,605	$1,575	$31,343	$52,977
Net cash provided by/ (used in) financing activities	$35,792	$(12,465)	$3,862	$(67,267)

EBITDA, Adjusted EBITDA, Adjusted net (loss)/ income and Adjusted (loss)/ income per share (basic) are non-U.S. GAAP financial measures and should not be used in isolation or as substitution for Navios Acquisition’s results calculated in accordance with U.S. generally accepted accounting principles (“U.S. GAAP”).

EBITDA represents net (loss)/income before interest and finance costs, before depreciation and amortization and before income taxes. Adjusted EBITDA in this document represents EBITDA excluding certain items as described under “Financial Highlights”. Adjusted net (loss)/ income and Adjusted (loss)/ income per share (basic) represent Net (loss)/ income and (loss)/ income per share (basic), excluding certain items as described under “Financial Highlights”. We use Adjusted EBITDA as liquidity measure and reconcile EBITDA and Adjusted EBITDA to net cash provided by/ (used in) operating activities, the most comparable U.S. GAAP liquidity measure. EBITDA is calculated as follows: net cash provided by/(used in) operating activities adding back, when applicable and as the case may be, the effect of: (i) net increase/(decrease) in operating assets; (ii) net (increase)/decrease in operating liabilities; (iii) net interest cost; (iv) amortization of deferred finance costs and other related expenses; (v) equity/ (loss) in net earnings of affiliates, net of dividends received; (vi) payments for dry dock and special survey costs; (vii) impairment charges; (viii) gain on sale of assets; (ix) gain/ (loss) on debt repayment; (x) stock- based compensation and (xi) transaction costs. Navios Acquisition believes that EBITDA and Adjusted EBITDA are each the basis upon which liquidity can be assessed and present useful information to investors regarding Navios Acquisition’s ability to service and/or incur indebtedness, pay capital expenditures, meet working capital requirements and pay dividends. Navios Acquisition also believes that EBITDA and Adjusted EBITDA are used: (i) by potential lenders to evaluate potential transactions; (ii) to evaluate and price potential acquisition candidates; and (iii) by securities analysts, investors and other interested parties in the evaluation of companies in our industry. EBITDA and Adjusted EBITDA have limitations as an analytical tool, and should not be considered in isolation or as a substitute for the analysis of Navios Acquisition’s results as reported under U.S. GAAP. Some of these limitations are: (i) EBITDA and Adjusted EBITDA do not reflect changes in, or cash requirements for, working capital needs; and (ii) although depreciation and amortization are non-cash charges, the assets being depreciated and amortized may have to be replaced in the future. EBITDA and Adjusted EBITDA do not reflect any cash requirements for such capital expenditures. Because of these limitations, EBITDA and Adjusted EBITDA should not be considered as a principal indicator of Navios Acquisition’s performance. Furthermore, our calculation of EBITDA and Adjusted EBITDA may not be comparable to that reported by other companies due to differences in methods of calculation.

Adjusted EBITDA affected by the items described in the table above, for the three month period ended September 30, 2019 increased by $14.0 million to $23.9 million, as compared to $9.9 million for the same period of 2018. The increase in Adjusted EBITDA was mainly due to a: (a) $17.4 million increase in revenue; (b) $4.2 million decrease in time charter and voyage expenses; and (c) $0.1 million decrease in other expense; partially mitigated by a: (i) $3.5 million increase in management fees due to the acquisition of Navios Midstream in December 2018 and to the amendment of the fees under the Management Agreement in May 2018; (ii) $3.6 million decrease in equity in net earnings of affiliated companies; and (iii) $0.6 million increase in general and administrative expenses (excluding stock-based compensation) mainly due to the acquisition of Navios Midstream.

Adjusted EBITDA affected by the items described in the table above, for the nine month period ended September 30, 2019 increased by $51.4 million to $87.3 million, as compared to $35.9 million for the same period of 2018. The increase in Adjusted EBITDA was mainly due to a: (a) $65.5 million increase in revenue; (b) $7.4 million decrease in time charter and voyage expenses; (c) $1.2 million decrease in other expense; and (d) $1.3 million increase in other income; partially mitigated by: (i) an $11.6 million increase in management fees due to the acquisition of Navios Midstream in December 2018 and to the amendment of the fees under the Management Agreement in May 2018; (ii) a $7.8 million decrease in equity in net earnings of affiliated companies (excluding the $6.0 million of negative effect on equity in net earnings of affiliated companies, relating to the sale of the Shinyo Kannika by Navios Midstream); and (iii) a $4.6 million increase in general and administrative expenses (excluding stock-based compensation) mainly due to the acquisition of Navios Midstream.

Long-Term Debt Obligations and Credit Arrangements

Ship Mortgage Notes

8 1/8% First Priority Ship Mortgages: On November 13, 2013, the Company and its wholly owned subsidiary, Navios Acquisition Finance (US) Inc. (“Navios Acquisition Finance” and together with the Company, the “2021 Co-Issuers”) issued $610.0 million in first priority ship mortgage notes (the “Existing Notes”) due on November 15, 2021 at a fixed rate of 8.125%.

On March 31, 2014, the Company completed a sale of $60.0 million of its first priority ship mortgage notes due in 2021 (the “Additional Notes”, and together with the Existing Notes, the “2021 Notes”). The terms of the Additional Notes are identical to the Existing Notes and were issued at 103.25% plus accrued interest from November 13, 2013 and the exception of Navios Midstream subsidiaries.

The 2021 Notes are fully and unconditionally guaranteed on a joint and several basis by all of Navios Acquisition’s subsidiaries with the exception of Navios Acquisition Finance (a co-issuer of the 2021 Notes).

The 2021 Co-Issuers currently have the option to redeem the 2021 Notes in whole or in part, at a fixed price of 106.094% of the principal amount, which price declines ratably until it reaches par in 2019, plus accrued and unpaid interest, if any.

In addition, upon the occurrence of certain change of control events, the holders of the 2021 Notes will have the right to require the 2021 Co-Issuers to repurchase some or all of the 2021 Notes at 101% of their face amount, plus accrued and unpaid interest to the repurchase date.

The 2021 Notes contain covenants which, among other things, limit the incurrence of additional indebtedness, issuance of certain preferred stock, the payment of dividends, redemption or repurchase of capital stock or making restricted payments and investments, creation of certain liens, transfer or sale of assets, entering in transactions with affiliates, merging or consolidating or selling all or substantially all of the 2021 Co-Issuers’ properties and assets and creation or designation of restricted subsidiaries. The 2021 Co-Issuers were in compliance with the covenants as of September 30, 2019.

The Existing Notes and the Additional Notes are treated as a single class for all purposes under the indenture including, without limitation, waivers, amendments, redemptions and other offers to purchase and the Additional Notes rank evenly with the Existing Notes. The Additional Notes and the Existing Notes have the same CUSIP number.

Guarantees

The Company’s 2021 Notes are fully and unconditionally guaranteed on a joint and several basis by all of the Company’s subsidiaries with the exception of Navios Acquisition Finance (a co-issuer of the 2021 Notes) and the exception of Navios Midstream subsidiaries. The Company’s 2021 Notes are unregistered. The guarantees of our subsidiaries that own mortgaged vessels are senior secured guarantees and the guarantees of our subsidiaries that do not own mortgaged vessels are senior unsecured guarantees. All subsidiaries, including Navios Acquisition Finance and the exception of Navios Midstream subsidiaries, are 100% owned.

Credit Facilities

The purpose of the facilities was to finance the construction or acquisition of vessels or refinance existing indebtedness. All of the facilities are denominated in U.S. Dollars and bear interest based on LIBOR plus spread ranging from 230 bps to 360 bps per annum. The facilities are repayable in either semi-annual or quarterly installments, followed by balloon payments with maturities, ranging from August 2020 to September 2026. See also “Contractual obligations” below.

Eurobank Ergasias S.A.: On October 26, 2010, Navios Acquisition entered into a loan agreement with Eurobank Ergasias S.A. of up to $52.2 million, of which $51.6 million has been drawn (divided into two tranches of $26.1 million and $25.5 million, respectively) to partially finance the acquisition costs of two LR1 product tanker vessels. Each tranche of the facility is repayable in 32 quarterly installments of $0.35 million and $0.34 million, respectively, with a final balloon payment of $15.1 million and $14.7 million, respectively, to be repaid on the last repayment date. The repayment of each tranche started three months after the delivery date of the respective vessel. The loan bore interest at a rate of LIBOR plus 275 bps and required compliance with certain financial covenants. The outstanding balance under the facility was fully prepaid in March 2019.

BNP Paribas S.A. Bank and DVB Bank S.E.: Navios Acquisition assumed a loan agreement dated April 8, 2010, of up to $75.0 million (divided in three equal tranches of $25.0 million each) to partially finance the purchase price of three product tankers. Each of the tranches is repayable in 12 equal semi-annual installments of $0.8 million each with a final balloon payment of $16.0 million to be repaid on the last repayment date. It bore interest at a rate of LIBOR plus 250 bps. The loan also required compliance with certain financial covenants. The outstanding balance under the facility of $50.3 million was fully prepaid in April 2019.

Norddeutsche Landesbank Girozentrale: On December 29, 2011, Navios Acquisition entered into a loan agreement with Norddeutsche Landesbank Girozentrale of up to $28.1 million to partially finance the purchase price of one MR2 product tanker vessel. The facility was repayable in 32 quarterly installments of $0.4 million each with a final balloon payment of $15.6 million repayable on the last repayment date. The facility bore interest at a rate of LIBOR plus 300 bps per annum and also required compliance with certain financial covenants. The outstanding balance under the facility of $21.5 million was fully prepaid in June 2019.

Amounts drawn under the facilities are secured by first preferred mortgages on Navios Acquisition’s vessels and other collateral and are guaranteed by each vessel-owning subsidiary. The credit facilities contain a number of restrictive covenants that prohibit or limit Navios Acquisition from, among other things: incurring or guaranteeing indebtedness; entering into affiliate transactions; changing the flag, class, management or ownership of Navios Acquisition’s vessels; changing the commercial and technical management of Navios Acquisition’s vessels; selling Navios Acquisition’s vessels; and subordinating the obligations under each credit facility to any general and administrative costs relating to the vessels, including the fixed daily fee payable under the Management Agreement. The credit facilities also require Navios Acquisition to comply with the ISM Code and ISPS Code and to maintain valid safety management certificates and documents of compliance at all times.

As of September 30, 2019, no amount was available to be drawn from the Company’s facilities.

Sale and Leaseback Agreements

On March 31, 2018, Navios Acquisition entered into a $71.5 million sale and leaseback agreement with unrelated third parties to refinance the outstanding balance of the existing facility on four product tankers. Navios Acquisition has a purchase obligation at the end of the lease term and under ASC 842-40, the transaction accounted for as a failed sale. The agreement will be repayable in 24 equal consecutive quarterly installments of $1.5 million each, with a repurchase obligation of $35.8 million on the last repayment date. The agreement matures in April 2024 and bears interest at LIBOR plus 305 bps per annum. In April 2018, the Company drew $71.5 million under this agreement. As of September 30, 2019, the outstanding balance under this agreement was $64.1 million. The Leasing Agreement requires compliance with certain financial covenants in line with Navios Acquisition’s other credit facilities.

In March and April 2019, Navios Acquisition entered into sale and lease back agreements with unrelated third parties for $103.2 million in order to refinance $50.3 million outstanding on the existing facility on three product tankers and to finance two product tankers that were previously financed by Eurobank Ergasias S.A. and were fully prepaid in March 2019 by the amount of $32.2 million. Navios Acquisition has a purchase obligation to acquire the vessels at the end of the lease term and under ASC 842-40, the transactions were determined to be failed sale. The agreements are repayable in 28 equal consecutive quarterly installments of $2.3 million each, with a final balloon payment of $39.7 million to be repaid on the last repayment date. The sale and leaseback agreements (“Leasing Agreements”) mature in March and April 2026 and bear interest at LIBOR plus 350 bps per annum. The Leasing Agreements require compliance with certain financial covenants in line with the other credit facilities of the Company.

In August, 2019, Navios Acquisition entered into a new $15.0 million sale and lease back agreement, with unrelated third parties in order to partly refinance the Term Loan B. Navios Acquisition has a purchase option in place and an assessment has been performed indicating that the likelihood of the vessel remaining in the property of the lessor is remote. In such a case, the buyer-lessor does not obtain control of the vessel and under ASC 842-40, the transaction was determined to be a failed sale. Navios Acquisition is obligated to make 60 consecutive monthly payments of approximately $0.2 million, commencing as of August 2019. The agreement matures in August 2024 and bears interest at LIBOR plus 240 bps per annum.

In September 2019, Navios Acquisition entered into new sale and lease back agreements with unrelated third parties for $47.2 million in order to partly refinance the Term Loan B. Navios Acquisition has a purchase obligation to acquire the vessels at the end of the lease term and under ASC 842-40, the transaction was determined to be a failed sale. The agreements will be repaid through periods ranging from four to seven years in consecutive quarterly installments of up to $1.4 million each, with a purchase obligation of $19.2 million to be repaid on the last repayment date. The Leasing Agreements mature in September 2023 and September 2026 and bear interest at LIBOR plus a margin ranging from 350 bps to 360 per annum, depending on the vessel financed. The Leasing Agreements require compliance with certain financial covenants in line with the other credit facilities of the Company.

In October 2019, Navios Acquisition entered into:

i)     Sale and lease back agreements with unrelated third parties for $90.8 million in order to refinance the Term Loan B. Navios Acquisition has a purchase obligation to acquire the vessels at the end of the lease term and under ASC 842-40, the transaction was determined to be a failed sale. The agreements will be repaid through periods ranging from three to eight years in consecutive quarterly installments of up to $2.8 million each, with a repurchase obligation of up to $25.9 million in total. The leasing agreement bears interest at LIBOR plus a margin ranging from 335 bps to 355 bps per annum, depending on the vessel financed.

ii)    Loan agreement with Hamburg Commercial Bank AG for $31.8 million in order to refinance the Term Loan B. The facility is repayable in four quarterly installments of $0.8 million each with a final balloon payment of $28.4 million repyable on the last repayment date. The facility matures in October 2020 and bears interest at LIBOR plus 280 bps per annum.

Term Loan B

On June 18, 2015, Navios Midstream and Navios Maritime Midstream Partners Finance (US) Inc., as co-borrowers, completed the issuance of the $205.0 million Term Loan B (the “Term Loan B”). The Term Loan B is set to mature on June 18, 2020 and is repayable in equal quarterly installments of 0.25% of the initial principal amount of the Term Loan B, beginning on September 18, 2015, with a final payment of the aggregate principal amount of the Term Loan B, plus accrued and unpaid interest, due on the maturity. The Term Loan B bears interest at LIBOR plus 4.50% per annum.

Amounts drawn under the Term Loan B are secured by first preferred mortgages on Navios Midstream’s vessels and other collateral and are guaranteed by each vessel-owning subsidiary under Navios Midstream.

In the first quarter of 2018, the Nave Galactic substituted for the Shinyo Kannika under the Term Loan B.

In March 2019, Navios Acquisition acquired the following VLCCs from Navios Midstream: Shinyo Kieran, Shinyo Saowalak, Nave Celeste and the Nave Galactic. In addition, Navios Acquisition sold to Navios Midstream the following vessels: Nave Orbit, Nave Equator, Nave Buena Suerte, Nave Ariadne, Nave Cielo, Nave Atropos, Nave Pulsar, Nave Equinox, Nave Pyxis and Bougainville. The vessels that were sold from Navios Midstream were released as collaterals from Term Loan B and were replaced by the ones acquired, whereas the vessels sold from Navios Acquisition were released as collaterals from ship mortgage notes and were replaced by the ones acquired.

On June 26, 2019, Navios Midstream acquired from Navios Acquisition the Nave Velocity for a purchase price of $31.3 million, offered as collateral under the Term Loan B, in substitution of an equivalent amount of cash collateral the was previously retained as restricted cash.

As a result of the above refinancing, as of September 30, 2019, an amount of $111.6 million was reclassified from “Current portion of long-term debt, net of deferred finance cost” to “Long term debt, net of current portion, premium and net of deferred finance cost”.

The financing arrangements include, among other things, compliance with loan to value ratios and certain financial covenants: (i) minimum liquidity at the higher of $40.0 million or $1.0 million per vessel; (ii) net worth ranging from $50.0 million to $135.0 million; and (iii) total liabilities divided by total assets, adjusted for market values to be generally lower than 75% or 80% and for certain facilities, as amended for a specific period of time until December 31, 2019 to be ranging from a maximum of 80% to 85%. It is an event of default under the credit facilities if such covenants are not complied with, including the loan to value ratios for which the Company may provide sufficient additional security to prevent such an event.

The Term Loan B required maintenance of a loan to value ratio of no greater than 0.85 to 1.0 and a minimum interest coverage ratio of at least 3.75 to 1.0, and other restrictive covenants including restrictions on indebtedness, liens, acquisitions and investments, restricted payments and dispositions. The Term Loan B also provided for excess cash flow prepayments and customary events of default.

As of September 30, 2019, a balance of $182.2 million was outstanding under the Term Loan B and in October 2019, the outstanding balance of Term Loan B was fully prepaid. As of December 31, 2018, the outstanding balance of the Term Loan B was $197.8 million.

As of September 30, 2019, the Company was in compliance with its covenants.

Amounts drawn under the facilities are secured by first preferred mortgages on Navios Acquisition’s vessels and other collateral and are guaranteed by each vessel-owning subsidiary. The credit facilities contain a number of restrictive covenants that prohibit or limit Navios Acquisition from, among other things: incurring or guaranteeing indebtedness; entering into affiliate transactions; changing the flag, class, management or ownership of Navios Acquisition’s vessels; changing the commercial and technical management of Navios Acquisition’s vessels; selling Navios Acquisition’s vessels; and subordinating the obligations under each credit facility to any general and administrative costs relating to the vessels, including the fixed daily fee payable under the Management Agreement. The credit facilities also require Navios Acquisition to comply with the ISM Code and ISPS Code and to maintain valid safety management certificates and documents of compliance at all times.

Off-Balance Sheet Arrangements – Legal Proceedings

The Company is involved in various disputes and arbitration proceedings arising in the ordinary course of business. Provisions have been recognized in the financial statements for all such proceedings where the Company believes that a liability may be probable, and for which the amounts are reasonably estimable, based upon facts known at the date of the financial statements were prepared. In the opinion of the management, the ultimate disposition of these matters individually and in aggregate will not materially affect the Company’s financial position, results of operations or liquidity.

Contractual Obligations

The following table summarizes our long-term contractual obligations as of September 30, 2019:

	Payments due by period (Unaudited)
(In thousands of U.S. dollars)	Less than 1 year	1-3 years	3-5 years	More than 5 years	Total
Long-term debt obligations(1)	$125,758	$893,283	$116,003	$102,611	$1,237,655
Lease Obligations (Time Charters) for vessels to be delivered(2)	15,297	50,152	50,220	185,443	301,112
Total contractual obligations	$141,055	943,435	166,223	288,054	$1,538,767

(1)

The amount identified does not include interest costs associated with the outstanding credit facilities, which are based on LIBOR, plus the costs of complying with any applicable regulatory requirements and a margin ranging from 230 bps to 360 bps per annum to the $670.0 million 2021 Notes fixed rate of 8.125%.

(2)

In August 2018, Navios Acquisition agreed to the main terms of a 12-year bareboat charter-in agreement with de-escalating purchase options for two newbuild Japanese VLCCs delivering in each of the third and fourth quarter of 2020. In the first quarter of 2019, we exercised our option for a third VLCC newbuilding under a bareboat operating lease with an expected delivery in the third quarter of 2021.

Navios Maritime Holdings Inc. (“Navios Holdings”), Navios Acquisition and Navios Maritime Partners L.P. (“Navios Partners”) have made available to Navios Europe I revolving loans up to $24.1 million to fund working capital requirements (collectively, the “Navios Revolving Loans I”). In December 2018, the availability under the Revolving Loans I was increased by $30.0 million. As of September 30, 2019, the amount undrawn under the Navios Revolving Loans I was $2.0 million, of which Navios Acquisition may be required to fund an amount ranging from $0 to $2.0 million. See Note 7 for the investment in Navios Europe I.

Navios Holdings, Navios Acquisition and Navios Partners have made available to Navios Europe II revolving loans up to $57.5 million to fund working capital requirements (collectively, the “Navios Revolving Loans II”). As of September 30, 2019, the amount undrawn under the Navios Revolving Loans II was $4.5 million, of which Navios Acquisition may be required to fund an amount ranging from $0 to $4.5 million. See Note 7 for the investment in Navios Europe II.

Navios Acquisition leases office space in Monaco pursuant to a five year lease agreement dated July 1, 2018 that expires in June 2023, for a monthly rent of $0.01 million.

Related Party Transactions

Management fees: Pursuant to the Management Agreement dated May 28, 2010 as amended in May 2012, May 2014 and May 2016, the Manager, provided commercial and technical management services to Navios Acquisition’s vessels for a fixed daily fee of: (a) $6,350 per MR2 product tanker and chemical tanker vessel; (b) $7,150 per LR1 product tanker vessel; and (c) $9,500 per VLCC, through May 2018.

Navios Acquisition fixed the fees for commercial and technical ship management services of its fleet for two additional years from May 29, 2018 until December 31, 2019, at a daily fee of: (a) $6,500 per MR2 product tanker and chemical tanker vessel; (b) $7,150 per LR1 product tanker vessel; and (c) $9,500 per VLCC.

Following the Merger with Navios Midstream, completed on December 13, 2018, the Management Agreement also covers vessels acquired.

In August 2019, Navios Acquisition extended the duration of its existing Management Agreement with the Manager until January 1, 2025, to be automatically renewed for another five years. In addition management fees are fixed for two years commencing from January 1, 2020 at: (a) $6,825 per day per MR2 product tanker and chemical tanker vessel; (b) $7,225 per day per LR1 product tanker vessel; and (c) $9,650 per day per VLCC. The agreement also provides for a technical and commercial management fee of $50 per day per vessel and an annual increase of 3% for the remaining period unless agreed otherwise and provides for payment of a termination fee, equal to the fees charged for the full calendar year preceding the termination date, by Navios Acquisition in the event the Management Agreement is terminated on or before December 31, 2024.

Drydocking expenses are reimbursed at cost for all vessels.

For the nine month periods ended September 30, 2019 and 2018 certain extraordinary fees and costs related to regulatory requirements, including ballast water treatment system installation and exhaust gas cleaning system installation and under Company’s Management Agreement amounted to $13.1 million and $0, respectively, and are presented under “Vessels additions” in the condensed Consolidated Statements of Cash Flows.

Total management fees for the three month periods ended September 30, 2019 and 2018 amounted to $26.8 million and $23.3 million, respectively. Total management fees for the nine month periods ended September 30, 2019 and 2018 amounted to $81.2 million and $69.7 million, respectively.

General and administrative expenses: Pursuant to the Administrative Services Agreement, the Manager provides certain administrative management services to Navios Acquisition which include: bookkeeping, audit and accounting services, legal and insurance services, administrative and clerical services, banking and financial services, advisory services, client and investor relations and other services. The Manager is reimbursed for reasonable costs and expenses incurred in connection with the provision of these services.

In August 2019, Navios Acquisition extended the duration of its existing Administrative Services Agreement with the Manager until January 1, 2025, to be automatically renewed for another five years. The agreement also provides for payment of a termination fee, equal to the fees charged for the full calendar year preceding the termination date, by Navios Acquisition in the event the Administrative Services Agreement is terminated on or before December 31, 2024.

Following the Merger with Navios Midstream, completed on December 13, 2018, the Administrative Services Agreement also covers the vessels acquired.

For each of the three month periods ended September 30, 2019 and 2018 the expense arising from administrative services rendered by the Manager amounted to $2.8 million and $2.2 million, respectively. For each of the nine month periods ended September 30, 2019 and 2018 the expense arising from administrative services rendered by the Manager amounted to $8.4 million and $6.6 million, respectively.

Balance due from related parties (excluding Navios Europe I, Navios Europe II): Balance due from related parties as of September 30, 2019 and December 31, 2018 was $6.6 million and $15.8 million, respectively, and included the short-term and long-term amounts due from the Manager. The balances mainly consisted of administrative expenses and special survey and dry docking expenses for certain vessels of the Company’s fleet, as well as management fees, in accordance with the Management Agreement.

Balance due to related parties, short-term: Amounts due to related parties, short-term as of September 30, 2019 and December 31, 2018 was $6.1 million and $12.0 million, respectively, and mainly consisted of payables to the Manager.

Navios Midstream Merger Agreement: On December 13, 2018, Navios Acquisition completed the Merger contemplated by the Merger Agreement, dated as of October 7, 2018, by and among Navios Acquisition, its direct wholly-owned subsidiary Merger Sub, Navios Midstream and NAP General Partner. Pursuant to the Merger Agreement, Merger Sub merged with and into Navios Midstream, with Navios Midstream surviving as a wholly-owned subsidiary of Navios Acquisition.

Omnibus Agreements

Acquisition Omnibus Agreement: Navios Acquisition entered into an omnibus agreement (the “Acquisition Omnibus Agreement”) with Navios Holdings and Navios Partners in connection with the closing of Navios Acquisition’s initial vessel acquisition, pursuant to which, among other things, Navios Holdings and Navios Partners agreed not to acquire, charter-in or own liquid shipment vessels, except for container vessels and vessels that are primarily employed in operations in South America without the consent of an independent committee of Navios Acquisition. In addition, Navios Acquisition, under the Acquisition Omnibus Agreement, agreed to cause its subsidiaries not to acquire, own, operate or charter-in drybulk carriers under specific exceptions. Under the Acquisition Omnibus Agreement, Navios Acquisition and its subsidiaries grant to Navios Holdings and Navios Partners a right of first offer on any proposed sale, transfer or other disposition of any of its drybulk carriers and related charters owned or acquired by Navios Acquisition. Likewise, Navios Holdings and Navios Partners agreed to grant a similar right of first offer to Navios Acquisition for any liquid shipment vessels they might own. These rights of first offer will not apply to a: (a) sale, transfer or other disposition of vessels between any affiliated subsidiaries, or pursuant to the existing terms of any charter or other agreement with a counterparty; or (b) merger with or into, or sale of substantially all of the assets to, an unaffiliated third party.

Midstream Omnibus Agreement: Navios Acquisition entered into an omnibus agreement (the “Midstream Omnibus Agreement”), with Navios Midstream, Navios Holdings and Navios Partners in connection with the Navios Midstream IPO, pursuant to which Navios Acquisition, Navios Midstream, Navios Holdings, Navios Partners and their controlled affiliates generally have agreed not to acquire or own any VLCCs, crude oil tankers, refined petroleum product tankers, liquefied petroleum gas (“LPG”) tankers or chemical tankers under time charters of five or more years without the consent of the Navios Midstream General Partner. The Midstream Omnibus Agreement contains significant exceptions that will allow Navios Acquisition, Navios Holdings, Navios Partners or any of their controlled affiliates to compete with Navios Midstream under specified circumstances.

Under the Midstream Omnibus Agreement, Navios Midstream and its subsidiaries will grant to Navios Acquisition a right of first offer on any proposed sale, transfer or other disposition of any of its VLCCs or any crude oil tankers, refined petroleum product tankers, LPG tankers or chemical tankers and related charters owned or acquired by Navios Midstream. Likewise, Navios Acquisition will agree (and will cause its subsidiaries to agree) to grant a similar right of first offer to Navios Midstream for any of the VLCCs, crude oil tankers, refined petroleum product tankers, LPG tankers or chemical tankers under charter for five or more years it might own. These rights of first offer will not apply to a: (a) sale, transfer or other disposition of vessels between any affiliated subsidiaries, or pursuant to the terms of any charter or other agreement with a charter party, or (b) merger with or into, or sale of substantially all of the assets to, an unaffiliated third-party.

Navios Containers Omnibus Agreement: In connection with the Navios Maritime Containers Inc. (“Navios Containers”) private placement and listing on the Norwegian over-the-counter market effective June 8, 2017, Navios Acquisition entered into an omnibus agreement with Navios Containers, Navios Midstream, Navios Holdings and Navios Partners, pursuant to which Navios Acquisition, Navios Holdings, Navios Partners and Navios Midstream have granted to Navios Containers a right of first refusal over any container vessels to be sold or acquired in the future. The omnibus agreement contains significant exceptions that will allow Navios Acquisition, Navios Holdings, Navios Partners and Navios Midstream to compete with Navios Containers under specified circumstances.

Backstop Agreement: On November 18, 2014, Navios Acquisition entered into backstop agreements with Navios Midstream. In accordance with the terms of the backstop agreements, Navios Acquisition has provided backstop commitments for a two-year period as of the redelivery of each of the Nave Celeste, the Shinyo Ocean and the Shinyo Kannika from their original charters, at a net rate of $35,000, $38,400 and $38,025, respectively. Backstop commitments were triggered if the actual rates achieved were below the backstop rates. As of December 31, 2018, the accrued liability under the Backstop Agreements is eliminated as intercompany balance following the Merger with Navios Midstream. The backstop commitment for the Shinyo Kannika was terminated in relation to the sale of this vessel in March 2018. Navios Acquisition agreed to extend the backstop commitment of the Shinyo Kannika to the Nave Galactic, following the sale of the latter to Navios Midstream in March 2018.

In January and February 2019, all Backstop Agreements expired pursuant to their initial terms.

Navios Midstream General Partner Option Agreement with Navios Holdings: Navios Acquisition entered into an option agreement, dated November 18, 2014, with Navios Holdings under which Navios Acquisition grants Navios Holdings the option to acquire any or all of the outstanding membership interests in Navios Midstream General Partner and all of the incentive distribution rights in Navios Midstream representing the right to receive an increasing percentage of the quarterly distributions when certain conditions are met. The option shall expire on November 18, 2024. Any such exercise shall relate to not less than twenty-five percent of the option interest and the purchase price for the acquisition of all or part of the option interest shall be an amount equal to its fair market value.

Balance due from Navios Europe I: Navios Holdings, Navios Acquisition and Navios Partners have made available to Navios Europe I revolving loans up to $24.1 million to fund working capital requirements. In December 2018, the availability under the Navios Revolving Loans I was increased by $30.0 million.

Balance due from Navios Europe I as of September 30, 2019 was $27.6 million (December 31, 2018: $22.7 million) which included the Navios Revolving Loans I of $13.8 million (December 31, 2018: $11.8 million), the non-current amount of $5.1 million (December 31, 2018: $4.2 million) related to the accrued interest income earned under the Navios Term Loans I under the caption “Due from related parties, long-term” and the accrued interest income earned under the Navios Revolving Loans I of $8.6 million (December 31, 2018: $6.6 million) under the caption “Due from related parties, short-term.”

The Navios Revolving Loans I and the Navios Term Loans I earn interest and an annual preferred return, respectively, at 12.7% per annum, on a quarterly compounding basis and are repaid from free cash flow (as defined in the loan agreement) to the fullest extent possible at the end of each quarter. There are no covenant requirements or stated maturity dates. As of September 30, 2019, the amount undrawn under the Navios Revolving Loans I was $2.0 million, of which Navios Acquisition may be required to fund an amount ranging from $0 to $2.0 million.

On November 22, 2019, an agreement was reached to liquidate Navios Europe I (see also Recent Developments).

Balance due from Navios Europe II: Navios Holdings, Navios Acquisition and Navios Partners have made available to Navios Europe II revolving loans up to $43.5 million to fund working capital requirements. In March 2017, the availability under the Navios Revolving Loans II was increased by $14.0 million.

Balance due from Navios Europe II as of September 30, 2019 was $44.9 million (December 31, 2018: $38.5 million) which included the Navios Revolving Loans II of $20.7 million (December 31, 2018: $20.7 million), the non-current amount of $7.6 million (December 31, 2018: $5.8 million) related to the accrued interest income earned under the Navios Term Loans II under the caption “Due from related parties, long-term” and the accrued interest income earned under the Navios Revolving Loans II of $16.7 million (December 31, 2018: $12.0 million) under the caption “Due from related parties, short-term.”

The Navios Revolving Loans II and the Navios Term Loans II earn interest and an annual preferred return, respectively, at 18% per annum, on a quarterly compounding basis and are repaid from free cash flow (as defined in the loan agreement) to the fullest extent possible at the end of each quarter. There are no covenant requirements or stated maturity dates. As of September 30, 2019, the amount undrawn under the Navios Revolving Loans II was $4.5 million, of which Navios Acquisition may be required to fund an amount ranging from $0 to $4.5 million.

Quantitative and Qualitative Disclosures about Market Risks

Foreign Exchange Risk

Our functional and reporting currency is the U.S. dollar. We engage in worldwide commerce with a variety of entities. Although our operations may expose us to certain levels of foreign currency risk, our transactions are predominantly U.S. dollar denominated. Transactions in currencies other than U.S. dollars are translated at the exchange rate in effect at the date of each transaction. Differences in exchange rates during the period between the date a transaction denominated in a foreign currency is consummated and the date on which it is either settled or translated, are recognized in the statements of operations.

Interest Rate Risk

As of September 30, 2019, Navios Acquisition had a total of $1,237.7 million in long-term and short-term indebtedness. Borrowings under our credit facilities bear interest at rates based on a premium over LIBOR in U.S dollars except for the interest rate on the Existing Notes and the Additional Notes which is fixed. Therefore, we are exposed to the risk that our interest expense may increase if interest rates rise. For the nine month period ended September 30, 2019, we paid interest on our outstanding debt at a weighted average interest rate of 7.17%. A 1% increase in LIBOR would have increased our interest expense for the nine month period ended September 30, 2019 by $4.1 million.

Concentration of Credit Risk

Financial instruments, which potentially subject us to significant concentrations of credit risk, consist principally of trade accounts receivable. We closely monitor our exposure to customers for credit risk. We have policies in place to ensure that we trade with customers with an appropriate credit history. Our major customers during the year ended December 31, 2018 and the nine month period ended September 30, 2019 were: Navig8 Chemicals Shipping and Trading Co (“Navig8”), COSCO Dalian and Mansel LTD (“Mansel”). For the nine month period ended September 30, 2019, Navig8, COSCO Dalian and Mansel accounted for 33.0%, 13.6% and 10.5%, respectively, of Navios Acquisition’s revenue. For the year ended December 31, 2018, Navig8 and Mansel accounted for 39.2% and 12.1%, respectively, of Navios Acquisition’s revenue.

Cash and Cash Equivalents

Cash deposits and cash equivalents in excess of amounts covered by government-provided insurance are exposed to loss in the event of non-performance by financial institutions. Navios Acquisition does maintain cash deposits and equivalents in excess of government-provided insurance limits. Navios Acquisition also minimizes exposure to credit risk by dealing with a diversified group of major financial institutions.

Inflation

Inflation has had a minimal impact on vessel operating expenses and general and administrative expenses. Our management does not consider inflation to be a significant risk to expenses in the current and foreseeable economic environment.

Recent Accounting Pronouncements

In August 2018, FASB issued ASU 2018-13, “Fair Value Measurement (Topic 820): Disclosure Framework-Changes to the Disclosure Requirements for Fair Value Measurement”. This update modifies the disclosure requirements on fair value measurements. ASU 2018-13 is effective for fiscal years beginning after December 15, 2019, and earlier adoption is permitted.

In October 2018, FASB issued ASU 2018-17, Consolidation (Topic 810): “Targeted Improvements to Related Party Guidance for Variable Interest Entities” (“ASU 2018-17”). ASU 2018-17 provides that indirect interests held through related parties in common control arrangements should be considered on a proportional basis for determining whether fees paid to decision makers and service providers are variable interests. This is consistent with how indirect interests held through related parties under common control are considered for determining whether a reporting entity must consolidate a Variable Interest Entity (“VIE”). For Public business entities the amendments are effective for fiscal years beginning after December 15, 2019, and interim periods within those fiscal years. Early adoption is permitted.

In June 2016, FASB issued ASU 2016-13, “Financial Instruments-Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments.” This standard requires entities to measure all expected credit losses of financial assets held at a reporting date based on historical experience, current conditions, and reasonable and supportable forecasts in order to record credit losses in a more timely matter. ASU 2016-13 also amends the accounting for credit losses on available-for-sale debt securities and purchased financial assets with credit deterioration. The standard is effective for interim and annual reporting periods beginning after December 15, 2019, although early adoption is permitted for interim and annual periods beginning after December 15, 2018. In November 2018, FASB issued ASU 2018-19 “Codification Improvements to topic 326, Financial Instruments-Credit Losses”. The amendments in this update clarify that operating lease receivables are not within the scope of ASC 326-20 and should instead be accounted for under the new leasing standard, ASC 842. In addition, in April 2019, the FASB issued ASU 2019-04, “Codification Improvements to Topic 326, Financial Instruments—Credit Losses, Financial Instruments—Credit Losses, Topic 815, Derivatives and Hedging, and Topic 825 Financial Instruments”, the amendments of which clarify the modification of accounting for available for sale debt securities excluding applicable accrued interest, which must be individually assessed for credit losses when fair value is less than the amortized cost basis. The effective date and transition requirements for the amendments in this Update are the same as the effective dates and transition requirements in Update 2016-13, as amended by this Update.

The Company is currently assessing the impact of the aforementioned accounting guidance will have on its consolidated financial statements.

Critical Accounting Policies

Navios Acquisition’s interim consolidated financial statements have been prepared in accordance with U.S. GAAP. The preparation of these financial statements requires Navios Acquisition to make estimates in the application of our accounting policies based on the best assumptions, judgments and opinions of management. Actual results may differ from these estimates under different assumptions or conditions.

Critical accounting policies are those that reflect significant judgments or uncertainties, and potentially result in materially different results under different assumptions and conditions. Other than as described below, all significant accounting policies are as described in Note 2 to the consolidated financial statements included in the Company’s Annual Report on Form 20-F for the year ended December 31, 2018 filed with the SEC on April  19, 2019.

Exhibits

Exhibit No.	Exhibit
4.1	Loan Agreement, dated October 8, 2019, among Lefkada Shipping Corporation, as borrower, the lenders party thereto, and Hamburg Commercial Bank AG as agent, mandated lead arranger and security trustee.

NAVIOS MARITIME ACQUISITION CORPORATION

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS AT SEPTEMBER 30, 2019 AND DECEMBER 31, 2018	F-2
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS FOR THE THREE AND NINE MONTH PERIODS ENDED SEPTEMBER 30, 2019 AND 2018	F-3
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS FOR THE NINE MONTH PERIODS ENDED SEPTEMBER 30, 2019 AND 2018	F-4
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY FOR THE THREE AND NINE MONTH PERIODS ENDED SEPTEMBER 30, 2019 AND 2018	F-5
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)	F-6

NAVIOS MARITIME ACQUISITION CORPORATION

CONDENSED CONSOLIDATED BALANCE SHEETS

(Expressed in thousands of U.S. Dollars except share data)

	Notes	September 30, 2019 (unaudited)	December 31, 2018
ASSETS
Current assets
Cash and cash equivalents	3	$102,326	$44,009
Restricted cash	3	546	2,600
Accounts receivable, net		13,237	25,100
Due from related parties, short term	12	25,328	18,926
Prepaid expenses and other current assets	4	21,788	13,343
Total current assets		163,225	103,978
Vessels, net	5	1,297,920	1,383,605
Intangible assets other than goodwill	6	—	36,645
Goodwill		1,579	1,579
Other long-term assets	10	5,456	—
Deferred dry dock and special survey costs, net		32,932	32,161
Investment in affiliates	7	11,400	11,400
Due from related parties, long-term	7,12	59,828	58,016
Total non-current assets		1,409,115	1,523,406
Total assets		$1,572,340	$1,627,384
LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities
Accounts payable		$13,365	$12,621
Accrued expenses	9	25,617	13,205
Due to related parties, short-term	12	6,073	12,029
Deferred revenue		1,614	3,340
Current portion of long-term debt, net of deferred finance costs	10	123,648	50,964
Dividends payable	8	4,119	—
Total current liabilities		174,436	92,159
Long-term debt, net of current portion, premium and net of deferred finance costs	10	1,101,668	1,154,873
Total non-current liabilities		1,101,668	1,154,873
Total liabilities		$1,276,104	$1,247,032
Commitments and contingencies	13	—	—
Stockholders’ equity
Preferred stock, $0.0001 par value; 10,000,000 shares authorized; no shares of Series C issued and outstanding as of September 30, 2019 and 1,000 series C shares issued and outstanding as of December 31, 2018	14	—	—
Common stock, $0.0001 par value; 250,000,000 shares authorized; 13,728,371 and 13,280,927 issued and outstanding as of September 30, 2019 and December 31, 2018, respectively	14	1	1
Additional paid-in capital	14	510,304	522,335
Accumulated deficit		(214,069)	(141,984)
Total stockholders’ equity		296,236	380,352
Total liabilities and stockholders’ equity		$1,572,340	$1,627,384

See unaudited condensed notes to consolidated financial statements.

NAVIOS MARITIME ACQUISITION CORPORATION

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(Expressed in thousands of U.S. dollars- except share and per share data)

	Notes	For the Three Months Ended September 30, 2019 (unaudited)	For the Three Months Ended September 30, 2018 (unaudited)	For the Nine Months Ended September 30, 2019 (unaudited)	For the Nine Months Ended September 30, 2018 (unaudited)
Revenue	2,15	$58,965	$41,589	$194,669	$129,218
Time charter and voyage expenses		(5,377)	(9,560)	(14,340)	(21,749)
Direct vessel expenses		(2,439)	(2,011)	(7,117)	(5,251)
Management fees (entirely through related party transactions)	12	(26,837)	(23,340)	(81,224)	(69,652)
General and administrative expenses	12	(3,732)	(3,157)	(15,677)	(11,212)
Depreciation and amortization	5,6	(17,216)	(13,777)	(52,257)	(41,763)
(Loss)/ gain on sale of vessels/ Impairment loss	5,6	(39,976)	—	(36,731)	25
Interest income	7,12	2,384	2,061	6,840	5,875
Interest expense and finance cost	10	(22,849)	(19,308)	(69,474)	(57,917)
Equity in net earnings of affiliated companies	7	936	4,522	2,670	4,463
Other income		10	2	1,343	13
Other expense		(265)	(429)	(787)	(1,992)

Net loss		$(56,396)	$(23,408)	$(72,085)	$(69,942)

Dividend declared on restricted shares		(65)	(35)	(196)	(106)
Undistributed loss attributable to Series C participating preferred shares		—	1,196	(13)	3,516

Net loss attributable to common shareholders, basic	16	$(56,461)	$(22,247)	$(72,294)	$(66,532)

Net loss attributable to common shareholders, diluted	16	$(56,461)	$(22,247)	$(72,294)	$(66,532)

Net loss per share, basic and diluted	16	$(4.18)	$(2.34)	$(5.38)	$(6.87)
Weighted average number of shares, basic		13,510,361	9,522,463	13,446,836	9,678,995
Weighted average number of shares, diluted		13,510,361	9,522,463	13,446,836	9,678,995

See unaudited condensed notes to consolidated financial statements.

NAVIOS MARITIME ACQUISITION CORPORATION

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(Expressed in thousands of U.S. dollars)

	Notes	For the Nine Months Ended September 30, 2019 (unaudited)	For the Nine Months Ended September 30, 2018 (unaudited)
Operating Activities
Net loss		$(72,085)	$(69,942)
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation and amortization	5,6	52,257	41,763
Amortization and write-off of deferred finance fees and bond premium	10	3,346	2,860
Amortization of dry dock and special survey costs		7,065	5,251
Stock based compensation	14	694	816
Loss/ (gain) on sale of vessels/ Impairment loss	5,6	36,731	(25)
Equity in net earnings of affiliates, net of dividends received	7	(2,670)	(4,463)
Changes in operating assets and liabilities:
Decrease/ (increase) in prepaid expenses and other current assets		1,595	(6,266)
Decrease in accounts receivable		11,863	120
Increase in due from related parties, short-term		(6,402)	(2,718)
Decrease in other long term assets		—	450
Decrease in due from related parties, long-term		2,858	5,964
(Decrease)/ increase in accounts payable		(667)	4,930
Increase in accrued expenses		12,037	14,193
Payments for dry dock and special survey costs		(6,781)	(15,915)
(Decrease)/ increase in due to related parties, short-term		(17,057)	800
Decrease in deferred revenue		(1,726)	(1,673)

Net cash provided by/ (used in) operating activities		$21,058	$(23,855)

Investing Activities
Vessels’ improvement	5,12	(13,108)	—
Loans to affiliates	12	(2,000)	—
Dividends received from affiliates		—	8,477
Net cash proceeds from sale of vessels	5	46,451	44,500

Net cash provided by investing activities		$31,343	$52,977

Financing Activities
Loan proceeds, net of deferred finance costs	10	156,588	69,547
Loan repayments	10	(144,120)	(121,417)
Dividend paid	8	(8,240)	(9,206)
Acquisition of treasury stock	14	(366)	(6,191)

Net cash provided by/ (used in) financing activities		$3,862	$(67,267)

Net increase/ (decrease) in cash, cash equivalents and restricted cash		56,263	(38,145)
Cash, cash equivalents and restricted cash, beginning of period		46,609	86,458

Cash, cash equivalents and restricted cash, end of period		$102,872	$48,313

Supplemental disclosures of cash flow information
Cash interest paid, net of capitalized interest		$52,769	$41,034
Non-cash investing activities
Accrued interest on loan to affiliate		$2,670	$2,273
Costs payable relating to sale of vessel		$—	$(200)
Non-cash financing activities
Stock based compensation		$694	$816
Accrued deferred finance costs		$375	$35
Other long term assets		$5,456	$—

See unaudited condensed notes to consolidated financial statements.

NAVIOS MARITIME ACQUISITION CORPORATION

CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(Expressed in thousands of U.S. dollars, except share data)

	Preferred Stock		Common Stock
	Number of Preferred Shares	Amount	Number of Common Shares	Amount	Additional Paid-in Capital	Accumulated deficit	Total Stockholders’ Equity
Balance, December 31, 2018	1,000	$—	13,280,927	$1	$522,335	$(141,984)	$380,352
Conversion of preferred stock to common (see Note 14)	(1,000)	—	511,733	—	—	—	—
Stock based compensation (see Note 14)	—	—	—	—	229	—	229
Acquisition of treasury stock	—	—	(64,289)	—	(366)	—	(366)
Dividend paid/ declared (see Note 8)	—	—	—	—	(4,121)	—	(4,121)
Net income	—	—	—	—	—	861	861
Balance, March 31, 2019 (unaudited)	—	$—	13,728,371	$1	$518,077	$(141,123)	$376,955
Stock based compensation (see Note 14)	—	—	—	—	231	—	231
Dividend paid/ declared (see Note 8)	—	—	—	—	(4,119)	—	(4,119)
Net loss	—	—	—	—	—	(16,550)	(16,550)
Balance, June 30, 2019 (unaudited)	—	$—	13,728,371	$1	$514,189	$(157,673)	$356,517
Stock based compensation (see Note 14)	—	—	—	—	234	—	234
Dividend paid/ declared (see Note 8)	—	—	—	—	(4,119)	—	(4,119)
Net loss	—	—	—	—	—	(56,396)	(56,396)
Balance, September 30, 2019 (unaudited)	—	$—	13,728,371	$1	$510,304	$(214,069)	$296,236

	Preferred Stock		Common Stock
	Number of Preferred Shares	Amount	Number of Common Shares	Amount	Additional Paid-in Capital	Accumulated deficit	Total Stockholders’ Equity
Balance, December 31, 2017	1,000	$—	10,140,527	$1	$518,085	$(55,611)	$462,475
Stock based compensation	—	—	—	—	269	—	269
Acquisition of treasury stock	—	—	(334,784)	—	(4,115)	—	(4,115)
Dividend paid/ declared (see Note 8)	—	—	—	—	(3,102)	—	(3,102)
Net loss	—	—	—	—	—	(24,466)	(24,466)
Balance, March 31, 2018 (unaudited)	1,000	$—	9,805,743	$1	$511,137	$(80,077)	$431,061
Stock based compensation	—	—	—	—	272	—	272
Acquisition of treasury stock	—	—	(122,796)	—	(1,441)	—	(1,441)
Dividend paid/ declared (see Note 8)	—	—	—	—	(3,065)	—	(3,065)
Net loss	—	—	—	—	—	(22,068)	(22,068)
Balance, June 30, 2018 (unaudited)	1,000	$—	9,682,947	$1	$506,903	$(102,145)	$404,759
Stock based compensation	—	—	—	—	275	—	275
Acquisition of treasury stock	—	—	(70,758)	—	(635)	—	(635)
Dividend paid/ declared (see Note 8)	—	—	—	—	(3,039)	—	(3,039)
Net loss	—	—	—	—	—	(23,408)	(23,408)
Balance, September 30, 2018 (unaudited)	1,000	—	9,612,189	1	503,504	(125,553)	377,952

See unaudited condensed notes to consolidated financial statements.

NAVIOS MARITIME ACQUISITION CORPORATION

UNAUDITED CONDENSED NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. Dollars except share and per share data)

NOTE 1: DESCRIPTION OF ORGANIZATION AND BUSINESS OPERATIONS

Navios Maritime Acquisition Corporation (“Navios Acquisition” or the “Company”) (NYSE: NNA) owns a large fleet of modern crude oil, refined petroleum product and chemical tankers providing world-wide marine transportation services. The Company’s strategy is to charter its vessels to international oil companies, refiners and large vessel operators under long, medium and short-term contracts. The Company is committed to providing quality transportation services and developing and maintaining long-term relationships with its customers. The operations of Navios Acquisition are managed by Navios Tankers Management Inc. (the “Manager”).

Navios Acquisition was incorporated in the Republic of the Marshall Islands on March 14, 2008. On July 1, 2008, Navios Acquisition completed its initial public offering (“IPO”). On May 28, 2010, Navios Acquisition consummated the vessel acquisition which constituted its initial business combination. Following such transaction, Navios Acquisition commenced its operations as an operating company.

In November 2014, Navios Maritime Midstream Partners L.P. (“Navios Midstream”), a company formed as a subsidiary of Navios Acquisition, completed an IPO of its units in the United States and was listed on the NYSE under the symbol “NAP”. (Refer to Note 7, “Investment in affiliates”). Navios Midstream was a publicly traded master limited partnership, through December 13, 2018, which owned, operated and acquired crude oil tankers, refined petroleum product tankers, chemical tankers and liquefied petroleum gas tankers under long-term employment contracts.

On December 13, 2018, the Company completed the merger (the “Merger”) contemplated by the previously announced Agreement and Plan of Merger, (the “Merger Agreement”), dated as of October 7, 2018, by and among Navios Acquisition, its direct wholly-owned subsidiary NMA Sub LLC (“Merger Sub”), Navios Midstream and Navios Midstream Partners GP LLC (the “NAP General Partner”). Pursuant to the Merger Agreement, Merger Sub merged with and into Navios Midstream, with Navios Midstream surviving as a wholly-owned subsidiary of Navios Acquisition.

Under the terms of the transaction, Navios Acquisition acquired all of the outstanding publicly held common units of Navios Midstream though the issuance of 3,683,284 newly issued shares of Navios Acquisition common stock in exchange for the publicly held common units of Navios Midstream at an exchange ratio of 0.42 shares of Navios Acquisition for each Navios Midstream common unit. Following the Merger the results of operations of Navios Midstream are consolidated under Navios Acquisition.

As of September 30, 2019 and December 31, 2018, Navios Acquisition owned a 100% limited partner interest in Navios Midstream.

As of September 30, 2019, Navios Maritime Holdings Inc. (“Navios Holdings”) had 35.4% of the voting power and 36.0% of the economic interest in Navios Acquisition.

As of September 30, 2019, Navios Acquisition had 13,728,371 shares of common stock outstanding.

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a) Basis of presentation: The accompanying interim condensed consolidated financial statements are unaudited, but, in the opinion of management, reflect all adjustments for a fair statement of Navios Acquisition’s unaudited condensed consolidated balance sheets, statement of changes in equity, statements of operations and cash flows for the periods presented. The results of operations for the interim periods are not necessarily indicative of results for the full year. The footnotes are condensed as permitted by the requirements for interim financial statements and accordingly, do not include information and disclosures required under accounting principles generally accepted in the United States of America (“U.S. GAAP”) for complete financial statements. All such adjustments are deemed to be of a normal recurring nature. These interim financial statements should be read in conjunction with the Company’s consolidated financial statements and notes included in Navios Acquisition’s 2018 Annual Report filed on Form 20-F with the Securities and Exchange Commission (“SEC”).

NAVIOS MARITIME ACQUISITION CORPORATION

UNAUDITED CONDENSED NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. Dollars except share and per share data)

Reverse Stock Split:

On November 9, 2018, the Stockholders of Navios Acquisition approved a 1-for-15 reverse stock split of all outstanding common stock of the Company which was effected on November 14, 2018. The effect of the reverse stock split was to combine each 15 shares of outstanding common stock into one new share, with no change in authorized shares or par value per share, and to reduce the number of common stock shares outstanding from approximately 142.9 million shares to approximately 9.5 million shares. No fractional shares of common stock were issued in connection with the reverse stock split. Stockholders who would otherwise hold fractional shares of the Company’s common stock received a cash payment in lieu thereof. All issued and outstanding shares of common stock, conversion terms of preferred stock, options to purchase common stock and per share amounts contained in the financial statements, in accordance with Staff Accounting Bulletin Topic 4C, have been retroactively adjusted to reflect the reverse split for all periods presented.

(ab) Recent accounting pronouncements

In August 2018, FASB issued ASU 2018-13, “Fair Value Measurement (Topic 820): Disclosure Framework-Changes to the Disclosure Requirements for Fair Value Measurement”. This update modifies the disclosure requirements on fair value measurements. ASU 2018-13 is effective for fiscal years beginning after December 15, 2019, and earlier adoption is permitted.

In October 2018, FASB issued ASU 2018-17, Consolidation (Topic 810): “Targeted Improvements to Related Party Guidance for Variable Interest Entities” (“ASU 2018-17”). ASU 2018-17 provides that indirect interests held through related parties in common control arrangements should be considered on a proportional basis for determining whether fees paid to decision makers and service providers are variable interests. This is consistent with how indirect interests held through related parties under common control are considered for determining whether a reporting entity must consolidate a Variable Interest Entity (“VIE”). For Public business entities the amendments are effective for fiscal years beginning after December 15, 2019, and interim periods within those fiscal years. Early adoption is permitted.

In June 2016, FASB issued ASU 2016-13, “Financial Instruments-Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments.” This standard requires entities to measure all expected credit losses of financial assets held at a reporting date based on historical experience, current conditions, and reasonable and supportable forecasts in order to record credit losses in a more timely matter. ASU 2016-13 also amends the accounting for credit losses on available-for-sale debt securities and purchased financial assets with credit deterioration. The standard is effective for interim and annual reporting periods beginning after December 15, 2019, although early adoption is permitted for interim and annual periods beginning after December 15, 2018. In November 2018, FASB issued ASU 2018-19 “Codification Improvements to topic 326, Financial Instruments-Credit Losses”. The amendments in this update clarify that operating lease receivables are not within the scope of ASC 326-20 and should instead be accounted for under the new leasing standard, ASC 842. In addition, in April 2019, the FASB issued ASU 2019-04, “Codification Improvements to Topic 326, Financial Instruments—Credit Losses, Financial Instruments—Credit Losses, Topic 815, Derivatives and Hedging, and Topic 825 Financial Instruments”, the amendments of which clarify the modification of accounting for available for sale debt securities excluding applicable accrued interest, which must be individually assessed for credit losses when fair value is less than the amortized cost basis. The effective date and transition requirements for the amendments in this Update are the same as the effective dates and transition requirements in Update 2016-13, as amended by this Update. The Company is currently assessing the impact of the adoption of the new accounting standard on its consolidated financial statements and related disclosures.

(b) Principles of consolidation: The accompanying interim condensed consolidated financial statements include the accounts of Navios Acquisition, a Marshall Islands corporation, and its majority owned subsidiaries. All significant intercompany balances and transactions have been eliminated in the unaudited condensed consolidated statements.

The Company also consolidates entities that are determined to be variable interest entities (“VIEs”) as defined in the accounting guidance, if it determines that it is the primary beneficiary. A variable interest entity is defined as a legal entity where either (a) equity interest holders as a group lack the characteristics of a controlling financial interest, including decision making ability and an interest in the entity’s residual risks and rewards, or (b) the equity holders have not provided sufficient equity investment to permit the entity to finance its activities without additional subordinated financial support, or (c) the voting rights of some investors are not proportional to their obligations to absorb the expected losses of the entity, their rights to receive the expected residual returns of the entity, or both and substantially all of the entity’s activities either involve or are conducted on behalf of an investor that has disproportionately few voting rights.

Based on internal forecasts and projections that take into account reasonably possible changes in trading performance, management believes that the Company has adequate financial resources to continue in operation and meet its financial commitments, including but not limited to capital expenditures and debt service obligations, for a period of at least twelve months from the date of issuance of these consolidated financial statements. Accordingly, the Company continues to adopt the going concern basis in preparing its financial statements.

NAVIOS MARITIME ACQUISITION CORPORATION

UNAUDITED CONDENSED NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. Dollars except share and per share data)

(c) Equity method investments: Affiliates are entities over which the Company generally has between 20% and 50% of the voting rights, or over which the Company has significant influence, but it does not exercise control. Investments in these entities are accounted for under the equity method of accounting. Under this method, the Company records an investment in the stock of an affiliate at cost, and adjusts the carrying amount for its share of the earnings or losses of the affiliate subsequent to the date of investment and reports the recognized earnings or losses in income. Dividends received from an affiliate reduce the carrying amount of the investment. The Company recognizes gains and losses in earnings for the issuance of shares by its affiliates, provided that the issuance of such shares qualifies as a sale of such shares. When the Company’s share of losses in an affiliate equals or exceeds its interest in the affiliate, the Company does not recognize further losses, unless the Company has incurred obligations or made payments on behalf of the affiliate.

Navios Acquisition evaluates its equity method investments, for other than temporary impairment, on a quarterly basis. Consideration is given to (1) the length of time and the extent to which the fair value has been less than the carrying value, (2) the financial condition and near-term prospects and (3) the intent and ability of the Company to retain its investments for a period of time sufficient to allow for any anticipated recovery in fair value.

(d) Subsidiaries: Subsidiaries are those entities in which the Company has an interest of more than one half of the voting rights and/or otherwise has power to govern the financial and operating policies. The acquisition method of accounting is used to account for the acquisition of subsidiaries if deemed to be a business combination. The cost of an acquisition is measured as the fair value of the assets given up, shares issued or liabilities undertaken at the date of acquisition. The excess of the cost of acquisition over the fair value of the net assets acquired and liabilities assumed is recorded as goodwill.

As of September 30, 2019, the entities included in these consolidated financial statements were:

Navios Maritime Acquisition Corporation and Subsidiaries:	Nature	Country of Incorporation	2019	2018
Company Name
Aegean Sea Maritime Holdings Inc.	Sub-Holding Company	Marshall Is.	1/1 - 9/30	1/1 - 9/30
Amorgos Shipping Corporation	Vessel-Owning Company	Marshall Is.	1/1 - 9/30	1/1 - 9/30
Andros Shipping Corporation	Vessel-Owning Company	Marshall Is.	1/1 - 9/30	1/1 - 9/30
Antikithira Shipping Corporation	Vessel-Owning Company	Marshall Is.	1/1 - 9/30	1/1 - 9/30
Antiparos Shipping Corporation	Vessel-Owning Company(8)	Marshall Is.	1/1 - 9/30	1/1 - 9/30
Amindra Navigation Co.	Sub-Holding Company	Marshall Is.	1/1 - 9/30	1/1 - 9/30
Crete Shipping Corporation	Vessel-Owning Company	Marshall Is.	1/1 - 9/30	1/1 - 9/30
Folegandros Shipping Corporation	Vessel-Owning Company(8)	Marshall Is.	1/1 - 9/30	1/1 - 9/30
Ikaria Shipping Corporation	Vessel-Owning Company(8)	Marshall Is.	1/1 - 9/30	1/1 - 9/30
Ios Shipping Corporation	Vessel-Owning Company	Cayman Is.	1/1 - 9/30	1/1 - 9/30
Kithira Shipping Corporation	Vessel-Owning Company(8)	Marshall Is.	1/1 - 9/30	1/1 - 9/30
Kos Shipping Corporation	Vessel-Owning Company(8)	Marshall Is.	1/1 - 9/30	1/1 - 9/30
Mytilene Shipping Corporation	Vessel-Owning Company(8)	Marshall Is.	1/1 - 9/30	1/1 - 9/30
Navios Maritime Acquisition Corporation	Holding Company	Marshall Is.	1/1 - 9/30	1/1 - 9/30
Navios Acquisition Finance (U.S.) Inc.	Co-Issuer	Delaware	1/1 - 9/30	1/1 - 9/30
Rhodes Shipping Corporation	Vessel-Owning Company	Marshall Is.	1/1 - 9/30	1/1 - 9/30
Serifos Shipping Corporation	Vessel-Owning Company(8)	Marshall Is.	1/1 - 9/30	1/1 - 9/30
Shinyo Loyalty Limited	Former Vessel-Owning Company(1)	Hong Kong	1/1 - 9/30	1/1 - 9/30
Shinyo Navigator Limited	Former Vessel-Owning Company(2)	Hong Kong	1/1 - 9/30	1/1 - 9/30
Sifnos Shipping Corporation	Vessel-Owning Company(8)	Marshall Is.	1/1 - 9/30	1/1 - 9/30

NAVIOS MARITIME ACQUISITION CORPORATION

UNAUDITED CONDENSED NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. Dollars except share and per share data)

Skiathos Shipping Corporation	Vessel-Owning Company(8)	Marshall Is.	1/1 - 9/30	1/1 - 9/30
Skopelos Shipping Corporation	Vessel-Owning Company	Cayman Is.	1/1 - 9/30	1/1 - 9/30
Syros Shipping Corporation	Vessel-Owning Company(8)	Marshall Is.	1/1 - 9/30	1/1 - 9/30
Thera Shipping Corporation	Vessel-Owning Company	Marshall Is.	1/1 - 9/30	1/1 - 9/30
Tinos Shipping Corporation	Vessel-Owning Company	Marshall Is.	1/1 - 9/30	1/1 - 9/30
Oinousses Shipping Corporation	Vessel-Owning Company	Marshall Is.	1/1 - 9/30	1/1 - 9/30
Psara Shipping Corporation	Vessel-Owning Company	Marshall Is.	1/1 - 9/30	1/1 - 9/30
Antipsara Shipping Corporation	Vessel-Owning Company(8)	Marshall Is.	1/1 - 9/30	1/1 - 9/30
Samothrace Shipping Corporation	Vessel-Owning Company(8)	Marshall Is.	1/1 - 9/30	1/1 - 9/30
Thasos Shipping Corporation	Vessel-Owning Company(8)	Marshall Is.	1/1 - 9/30	1/1 - 9/30
Limnos Shipping Corporation	Vessel-Owning Company	Marshall Is.	1/1 - 9/30	1/1 - 9/30
Skyros Shipping Corporation	Vessel-Owning Company	Marshall Is.	1/1 - 9/30	1/1 - 9/30
Alonnisos Shipping Corporation	Former Vessel-Owning Company(4)	Marshall Is.	1/1 - 9/30	1/1 - 9/30
Makronisos Shipping Corporation	Former Vessel-Owning Company(4)	Marshall Is.	1/1 - 9/30	1/1 - 9/30
Iraklia Shipping Corporation	Vessel-Owning Company	Marshall Is.	1/1 - 9/30	1/1 - 9/30
Paxos Shipping Corporation	Former Vessel-Owning Company(5)	Marshall Is.	1/1 - 9/30	1/1 - 9/30
Antipaxos Shipping Corporation	Vessel-Owning Company	Marshall Is.	1/1 - 9/30	1/1 - 9/30
Donoussa Shipping Corporation	Former Vessel-Owning Company(6)	Marshall Is.	1/1 - 9/30	1/1 - 9/30
Schinousa Shipping Corporation	Former Vessel-Owning Company(7)	Marshall Is.	1/1 - 9/30	1/1 - 9/30
Navios Acquisition Europe Finance Inc	Sub-Holding Company	Marshall Is.	1/1 - 9/30	1/1 - 9/30
Kerkyra Shipping Corporation	Vessel-Owning Company(3)	Marshall Is.	1/1 - 9/30	1/1 - 9/30
Lefkada Shipping Corporation	Vessel-Owning Company	Marshall Is.	1/1 - 9/30	1/1 - 9/30
Zakynthos Shipping Corporation	Vessel-Owning Company	Marshall Is.	1/1 - 9/30	1/1 - 9/30
Leros Shipping Corporation	Vessel-Owning Company	Marshall Is.	1/1 - 9/30	1/1 - 9/30
Kimolos Shipping Corporation	Vessel-Owning Company(13)	Marshall Is.	1/1 - 9/30	1/1 - 9/30
Samos Shipping Corporation	Vessel-Owning Company	Marshall Is.	1/1 - 9/30	1/1 - 9/30
Tilos Shipping Corporation	Vessel-Owning Company	Marshall Is.	1/1 - 9/30	1/1 - 9/30
Delos Shipping Corporation	Vessel-Owning Company	Marshall Is.	1/1 - 9/30	1/1 - 9/30
Agistri Shipping Corporation	Operating Subsidiary	Malta	1/1 - 9/30	1/23 - 9/30
Olivia Enterprises Corp.	Vessel-Owning Company(10)	Marshall Is.	1/1 - 9/30	—
Cyrus Investments Corp.	Vessel-Owning Company(10)	Marshall Is.	1/1 - 9/30	—
Doxa International Corp.	Vessel-Owning Company(10)	Marshall Is.	4/10 - 9/30	—
Navios Maritime Midstream Partners GP LLC	Holding Company	Marshall Is.	1/1 - 9/30	1/1 - 9/30
Navios Maritime Midstream Operating LLC	Sub-Holding Company	Marshall Is.	1/1 - 9/30	—
Navios Maritime Midstream Partners L.P.	Sub-Holding Company	Marshall Is.	1/1 - 9/30	—
Navios Maritime Midstream Partners Finance (US) Inc.	Co-borrower	Delaware	1/1 - 9/30	—
Shinyo Kannika Limited	Former Vessel- Owning Company(9)	Hong Kong	1/1 - 9/30	—
Shinyo Ocean Limited	Former Vessel- Owning Company(11)	Hong Kong	1/1 - 9/30	—
Shinyo Saowalak Limited	Vessel-Owning Company	British Virgin Is.	1/1 - 9/30	—
Shinyo Kieran Limited	Vessel-Owning Company	British Virgin Is.	1/1 - 9/30	—
Shinyo Dream Limited	Former Vessel-Owning Company(12)	Hong Kong	1/1 - 9/30	—
Sikinos Shipping Corporation	Vessel-Owning Company	Marshall Is.	1/1 - 9/30	—

NAVIOS MARITIME ACQUISITION CORPORATION

UNAUDITED CONDENSED NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. Dollars except share and per share data)

(1)	Former vessel-owner of the Shinyo Splendor which was sold to an unaffiliated third party on May 6, 2014.
(2)	Former vessel-owner of the Shinyo Navigator which was sold to an unaffiliated third party on December 6, 2013.
(3)	Navios Midstream acquired all of the outstanding shares of capital stock of the vessel-owning subsidiary on March 29, 2018.
(4)

Each company had the rights over a shipbuilding contract of an MR2 product tanker vessel. In February 2015, these shipbuilding contracts were terminated, with no exposure to Navios Acquisition, due to the shipyard’s inability to issue a refund guarantee.

(5)	Former vessel-owner of the Nave Lucida which was sold to an unaffiliated third party on January 27, 2016.
(6)	Former vessel-owner of the Nave Universe which was sold to an unaffiliated third party on October 4, 2016.
(7)	Former vessel-owner of the Nave Constellation which was sold to an unaffiliated third party on November 15, 2016.
(8)	Currently, vessel-operating company under a sale and leaseback transaction.
(9)	The vessel Shinyo Kannika was sold to an unaffiliated third party on March 22, 2018.
(10)

Bareboat chartered-in vessels with purchase option, to be delivered in the third and fourth quarter of 2020. In the first quarter of 2019, the Company exercised the option for a third VLCC newbuilding under a bareboat operating lease with an expected delivery in the third quarter of 2021.

(11)

In March 2019, the Shinyo Ocean, a 2001-built VLCC vessel of 281,395 dwt was involved in a collision incident. The Company maintains insurance coverage for such types of events (subject to applicable deductibles and other customary limitations). In April 2019, Navios Acquisition sold the Shinyo Ocean, a 2001-built VLCC vessel of 281,395 dwt to an unaffiliated third party for a sale price of $12,525.

(12)	On March 25, 2019, Navios Acquisition sold the C. Dream, a 2000-built VLCC vessel of 298,570 dwt to an unaffiliated third party for a sale price of $21,750.
(13)	On October 8, 2019, Navios Acquisition sold the Nave Electron, a 2002-built VLCC vessel of 305,178 dwt to an unaffiliated third party for a sale price of $25,250.

(e) Revenue and Expense Recognition:

Revenue Recognition: On January 1, 2018, the Company adopted the provisions of ASC 606, Revenue from Contracts with Customers (ASC 606). The guidance provides a unified model to determine how revenue is recognized. In doing so, the Company makes judgments including identifying performance obligations in the contract, estimating the amount of variable consideration to include in the transaction price, and allocating the transaction price to each performance obligation. Revenue is recognized when (or as) the Company transfers promised goods or services to its customers in amounts that reflect the consideration to which the company expects to be entitled to in exchange for those goods or services, which occurs when (or as) the Company satisfies its contractual obligations and transfers control of the promised goods or services to its customers. Revenues are recognized to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. In determining the appropriate amount of revenue to be recognized as it fulfills its obligations under its agreements, the Company performs the following steps: (i) identification of the promised goods or services in the contract; (ii) determination of whether the promised goods or services are performance obligations, including whether they are distinct in the context of the contract; (iii) measurement of the transaction price, including the constraint on variable consideration; (iv) allocation of the transaction price to the performance obligations based on estimated selling prices; and (v) recognition of revenue when (or as) the Company satisfies each performance obligation.

The Company’s contract revenues from time chartering and pooling arrangements are governed by ASC 842 “Leases”. Upon adoption of ASC 606 and ASC 842, the timing and recognition of earnings from the pool arrangements and time charter contracts to which the Company is party did not change from previous practice. The Company has determined to recognize lease revenue as a combined single lease component for all time charters (operating leases) as the related lease component and non lease component will have the same timing and pattern of the revenue recognition of the combined single lease component. The performance obligations in a time charter contract are satisfied over term of the contract beginning when the vessel is delivered to the charterer until it is redelivered back to the Company. The Company early adopted the Standard during 2018. As a result of the adoption of these standards, there was no effect on the Company’s opening retained earnings, unaudited condensed consolidated balance sheets and unaudited condensed consolidated statements of operations.

Revenue from time chartering

Revenues from time chartering of vessels are accounted for as operating leases and are thus recognized on a straight-line basis as the average revenue over the rental periods of such charter agreements, as service is performed. A time charter involves placing a vessel at the charterers’ disposal for a period of time during which the charterer uses the vessel in return for the payment of a specified daily hire rate. Under time charters, operating costs such as for crews, maintenance and insurance are typically paid by the owner of the vessel. Revenues from time chartering of vessels amounted to $38,785 and $28,298 for the three month periods ended September 30, 2019 and 2018, respectively. For the nine month periods ended September 30, 2019 and 2018, revenues from time chartering of vessels amounted to $129,505 and $89,856, respectively. The majority of revenue from time chartering is usually collected in advance.

NAVIOS MARITIME ACQUISITION CORPORATION

UNAUDITED CONDENSED NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. Dollars except share and per share data)

Pooling arrangements

For vessels operating in pooling arrangements, the Company earns a portion of total revenues generated by the pool, net of expenses incurred by the pool. The amount allocated to each pool participant vessel, including the Company’s vessels, is determined in accordance with an agreed-upon formula, which are determined by the margins awarded to each vessel in the pool based on the vessel’s age, design and other performance characteristics. Revenue under pooling arrangements is accounted for as variable rate operating leases on the accrual basis and is recognized in the period in which the variability is resolved. The Company recognizes net pool revenue on a monthly and quarterly basis, when the vessel has participated in a pool during the period and the amount of pool revenue can be estimated reliably based on the pool report. The allocation of such net revenue may be subject to future adjustments by the pool however, such changes are not expected to be material. Revenue for vessels operating in pooling arrangements amounted to $13,898 and $11,583 for the three month periods ended September 30, 2019 and 2018, respectively. For the nine month periods ended September 30, 2019 and 2018, revenue operating in pooling arrangements amounted to $46,494 and $37,217, respectively. The majority of revenue from pooling arrangements is usually collected through the month they are incurred.

Revenue from voyage contracts

The Company’s revenues earned under voyage contracts (revenues for the transportation of cargo) were previously recognized ratably over the estimated relative transit time of each voyage. A voyage was deemed to commence when a vessel was available for loading and was deemed to end upon the completion of the discharge of the current cargo. Under a voyage charter, a vessel is provided for the transportation of specific goods between specific ports in return for payment of an agreed upon freight per ton of cargo. Upon adoption of ASC 606, the Company recognizes revenue ratably from port of loading to when the charterer’s cargo is discharged as well as defer costs that meet the definition of “costs to fulfill a contract” and relate directly to the contract. Revenues earned under voyage contracts amounted to $6,479 and $1,912 for the three month periods ended September 30, 2019 and 2018, respectively. For the nine month periods ended September 30, 2019 and 2018, revenues under voyage contracts amounted to $16,157 and $1,912, respectively. Capitalized costs as of September 30, 2019 and December 31, 2018 related to costs to fulfill the contract amounted to $401 and $505, respectively, and are included under caption “Prepaid expenses and other current assets”. Accounts receivable, net, as of September 30, 2019 that related to voyage contracts was $8,348(December 31, 2018: $7,269). The majority of revenue from voyage contracts is usually collected after the discharging takes place.

Revenue from profit sharing

Profit-sharing revenues are calculated at an agreed percentage of the excess of the charterer’s average daily income (calculated on a quarterly or half-yearly basis) over an agreed amount and accounted for on an accrual basis based on provisional amounts and for those contracts that provisional accruals cannot be made due to the nature of the profit share elements, these are accounted for on the actual cash settlement. Profit sharing for the three month periods ended September 30, 2019 and 2018 amounted to $(197) and $(204), respectively. For the nine month periods ended September 30, 2019 and 2018, profit sharing revenues amounted to $2,513 and $233, respectively.

Revenues are recorded net of address commissions. Address commissions represent a discount provided directly to the charterers based on a fixed percentage of the agreed upon charter or freight rate. Since address commissions represent a discount (sales incentive) on services rendered by the Company and no identifiable benefit is received in exchange for the consideration provided to the charterer, these commissions are presented as a reduction of revenue.

Options to extend or terminate a lease

The Company’s vessels have the following options to extent or renew their charters:

Vessel	Option
Nave Orion	Charterer’s option to extend the charter for one year at $15,159 net per day.

Nave Pulsar	Charterer’s option to extend the charter for one year at $16,590 net per day plus ice-transit premium.

Nave Rigel Nave Cetus	Charterer has the option to either charter the vessel for a period of two years plus one optional year at a rate of $17,063 net per day or charter the vessel for three years at a rate of $16,088 net per day.

TBN 1	Charterer’s option to extend the bareboat charter for five years at $29,751 net per day.

TBN 2	Charterer’s option to extend the bareboat charter for five years at $29,751 net per day.

NAVIOS MARITIME ACQUISITION CORPORATION

UNAUDITED CONDENSED NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. Dollars except share and per share data)

NOTE 3: CASH AND CASH EQUIVALENTS AND RESTRICTED CASH

Cash and cash equivalents consisted of the following:

	September 30, 2019	December 31, 2018
Cash on hand and at banks	$97,283	$27,764
Short-term deposits	5,043	16,245
Restricted cash	546	2,600
Total cash, cash equivalents and restricted cash	$102,872	$46,609

Short-term deposits and highly liquid funds relate to amounts held in banks for general financing purposes and represent deposits with an original maturity of less than three months.

Cash deposits and cash equivalents in excess of amounts covered by government-provided insurance are exposed to loss in the event of non-performance by financial institutions. The Company does maintain cash deposits and equivalents in excess of government-provided insurance limits. The Company also minimizes exposure to credit risk by dealing with a diversified group of major financial institutions.

Restricted cash includes amounts held in retention accounts in order to service debt and interest payments, as required by certain of Navios Acquisition’s credit facilities.

NOTE 4: PREPAID EXPENSES AND OTHER CURRENT ASSETS

Prepaid expenses and other current assets consisted of the following:

	September 30, 2019	December 31, 2018
Inventories	$6,491	$4,007
Advances for working capital purposes	9,250	8,250
Insurance claims	4,934	—
Voyage charters deferred contract costs and other	1,113	1,086

Total prepaid expenses and other current assets	$21,788	$13,343

NOTE 5: VESSELS, NET

Vessels	Cost	Accumulated Depreciation	Net Book Value
Balance at December 31, 2017	$1,505,013	$(254,970)	$1,250,043
Additions	234,000	(56,052)	177,948
Disposals	(51,739)	7,353	(44,386)
Balance at December 31, 2018	$1,687,274	$(303,669)	$1,383,605
Depreciation/ Additions	13,108	(48,300)	(35,192)
Disposals	(44,000)	794	(43,206)
Impairment loss	(7,287)	—	(7,287)
Balance at September 30, 2019	$1,649,095	$(351,175)	$1,297,920

NAVIOS MARITIME ACQUISITION CORPORATION

UNAUDITED CONDENSED NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. Dollars except share and per share data)

Additions of vessels

2019

As of September 30, 2019, certain extraordinary fees and costs related to vessels’ regulatory requirements, including ballast water treatment system installation, amounted to $13,108 (see Note 12 — Transactions with related parties).

2018

On December 13, 2018, Navios Acquisition completed the Merger contemplated by the Merger Agreement, dated as of October 7, 2018, by and among Navios Acquisition, its direct wholly-owned subsidiary Merger Sub, Navios Midstream and NAP General Partner. Pursuant to the Merger Agreement, Merger Sub merged with and into Navios Midstream, with Navios Midstream surviving as a wholly-owned subsidiary of Navios Acquisition. The fair value of vessels acquired was $234,000.

The transaction resulted in a bargain purchase gain as a result of the share price of Navios Midstream trading at a discount to their net asset value (“NAV”). The fair value of the vessels was determined based on vessel valuations, obtained from independent third party shipbrokers, which are among other things, based on recent sales and purchase transactions of similar vessels. The fair value of the favorable lease terms (intangible assets) was determined by reference to market data and the discounted amount of expected future cash flows. The key assumptions that were used in the discounted cash flow analysis were as follows: (i) the contracted charter rate of the acquired charter over the remaining lease term compared to (ii) the current market charter rates for a similar contract and (iii) discounted using the Company’s weighted average cost of capital of 9.10%.

Disposals of vessels

2019

On March 25, 2019, Navios Acquisition sold the C. Dream, a 2000-built VLCC vessel of 298,570 dwt to an unaffiliated third party for a sale price of $21,750. The gain on sale of the vessel amounted to $651, which is included in “(Loss)/ gain on sale of vessels/ Impairment loss”.

On May 10, 2019, following a collision incident, Navios Acquisition sold the Shinyo Ocean, a 2001-built VLCC vessel of 281,395 dwt to an unaffiliated third party for a sale price of $12,525. The gain on sale of the vessel, including the insurance claim proceeds, amounted to $2,594, which is included in “(Loss)/ gain on sale of vessels/ Impairment loss”.

In August 2019, Navios Acquisition entered into an agreement to sell the Nave Electron, a 2002-built VLCC vessel of 305,178 dwt to an unaffiliated third party for a sale price of $25,250.

2018

On March 29, 2018, Navios Acquisition sold all the shares of the vessel-owning subsidiary of the Nave Galactic, a 2009-built VLCC vessel of 297,168 dwt to Navios Midstream for a sale price of $44,500, which was paid as of March 31, 2018. The gain on sale of the vessel, upon write-off of the unamortized dry-docking of $465 and working capital items of $376 (including costs of $200), was $25.

Impairment loss

2019

During the quarter ended September 30, 2019 and as a result of the impairment review performed it was determined that the carrying amount of one tanker was not recoverable and, therefore, an impairment loss of $7,287 was recognized which is included in “(Loss)/ gain on sale of vessels/ Impairment loss”.

NOTE 6: INTANGIBLE ASSETS OTHER THAN GOODWILL

On December 13, 2018, Navios Acquisition acquired, as part of the Merger, at fair value, the intangible assets of Navios Midstream, consisting of favorable lease terms (see Note 5- Vessels, net).

NAVIOS MARITIME ACQUISITION CORPORATION

UNAUDITED CONDENSED NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. Dollars except share and per share data)

Intangible assets as of September 30, 2019 and December 31, 2018 consisted of the following:

Favorable lease terms	Cost	Accumulated Amortization	Net Book Value
Balance at December 31, 2018	$36,900	$(255)	$36,645
Additions	—	(3,957)	(3,957)
Impairment	(36,900)	4,212	(32,688)
Balance at September 30, 2019	$—	$—	$—

On September 25, 2019, the U.S. Department of Treasury’s Office of Foreign Assets Control added, amongst others, COSCO Shipping Tanker (Dalian) Co., Ltd. (“COSCO Dalian”) to the Specially Designated Nationals and Blocked Persons list after being determined by the State Department to meet the criteria for the imposition of sanctions under Executive Order 13846. The Company had two VLCCs chartered to COSCO Dalian, the Nave Constellation (ex. Shinyo Saowalak) and the Nave Universe (ex. Shinyo Kieran), through June 18, 2025 and June 8, 2026, respectively, each at a net rate of $48,153 per day, with profit sharing above $54,388. Subsequently to September 30, 2019 both charter contracts have been terminated and the two vessels are now employed in the open market. As a result an impairment loss of $32,688 has been recorded which is included in “(Loss)/ gain on sale of vessels/ Impairment loss”.

Amortization expense of favorable lease terms for the three and nine month periods ended September 30, 2019 and 2018 are presented in the following table:

	Three Month Period Ended		Nine Month Period Ended
	September 30, 2019	September 30, 2018	September 30, 2019	September 30, 2018
Favorable lease terms charter-out	$(1,319)	$—	$(3,957)	$—
Total	$(1,319)	$—	$(3,957)	$—

NOTE 7: INVESTMENT IN AFFILIATES

Navios Europe I

On October 9, 2013, Navios Holdings, Navios Acquisition and Navios Maritime Partners L.P. (“Navios Partners”) established Navios Europe I and had economic interests of 47.5%, 47.5% and 5.0%, respectively. On December 18, 2013, Navios Europe I acquired ten vessels for aggregate consideration consisting of (i) cash which was funded with the proceeds of senior loan facility (the “Senior Loan I”) and loans aggregating $10,000 from Navios Holdings, Navios Acquisition and Navios Partners (collectively, the “Navios Term Loans I”) and (ii) the assumption of a junior participating loan facility (the “Junior Loan I”). In addition to the Navios Term Loans I, Navios Holdings, Navios Acquisition and Navios Partners agreed to make available to Navios Europe I revolving loans up to $24,100 to fund working capital requirements (collectively, the “Navios Revolving Loans I”). In December 2018, the availability under the Revolving Loans I was increased by $30,000. Effective November 2014 and as of September 30, 2019, Navios Holdings, Navios Acquisition and Navios Partners had a voting interest of 50%, 50% and 0%, respectively.

On an ongoing basis, Navios Europe I is required to distribute cash flows (after payment of operating expenses, amounts due pursuant to the terms of the Senior Loan I and repayments of the Navios Revolving Loans I) according to a defined waterfall calculation.

The Navios Term Loans I will be repaid from the future sale of vessels owned by Navios Europe I and is deemed to be the initial investment by Navios Acquisition. Navios Acquisition evaluated its investment in Navios Europe I under ASC 810 and concluded that Navios Europe I is a VIE and that the Company is not the party most closely associated with Navios Europe I and, accordingly, is not the primary beneficiary of Navios Europe I.

Navios Acquisition further evaluated its investment in the common stock of Navios Europe I under ASC 323 and concluded that it has the ability to exercise significant influence over the operating and financial policies of Navios Europe I and, therefore, its investment in Navios Europe I is accounted for under the equity method.

As of September 30, 2019 and December 31, 2018, the estimated maximum potential loss by Navios Acquisition in Navios Europe I would have been $32,300 and $27,409, respectively, which represented the Company’s carrying value of its investment of $4,750 (December 31, 2018: $4,750) the Company’s portion of the carrying balance of the Navios Revolving Loans I including accrued interest on the Navios Term Loans I of $18,909 (December 31, 2018: $16,014), which is included under “Due from related parties, long- term” and the accrued interest income on the Navios Revolving Loans I in the amount of $8,641 (December 31, 2018: $6,645) which is included under “Due from related parties, short-term”. Refer to Note 12 for the terms of the Navios Revolving Loans I.

NAVIOS MARITIME ACQUISITION CORPORATION

UNAUDITED CONDENSED NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. Dollars except share and per share data)

Income recognized in “Equity/ (loss) in net earnings of affiliated companies” for the three month period ended September 30, 2019 was $311 (September 30, 2018: $274). Income recognized in “Equity/ (loss) in net earnings of affiliated companies” for the nine month period ended September 30, 2019 was $895 (September 30, 2018: $788).

Navios Europe II

On February 18, 2015, Navios Holdings, Navios Acquisition and Navios Partners established Navios Europe II Inc. and had in such entity economic interests of 47.5%, 47.5% and 5.0%, respectively, and voting interests of 50.0%, 50.0% and 0%, respectively. From June 8, 2015 through December 31, 2015, Navios Europe II acquired fourteen vessels for: (i) cash consideration of $145,550 (which was funded with the proceeds of $131,550 of senior loan facilities (the “Senior Loans II”) and loans aggregating $14,000 from Navios Holdings, Navios Acquisition and Navios Partners (collectively, the “Navios Term Loans II”) and (ii) the assumption of a junior participating loan facility (the “Junior Loan II”) with a face amount of $182,150 and fair value of $99,147. In addition to the Navios Term Loans II, Navios Holdings, Navios Acquisition and Navios Partners will also make available to Navios Europe II revolving loans up to $57,500 to fund working capital requirements (collectively, the “Navios Revolving Loans II”).

On an ongoing basis, Navios Europe II is required to distribute cash flows (after payment of operating expenses, amounts due pursuant to the terms of the Senior Loans and repayments of the Navios Revolving Loans II) according to a defined waterfall calculation.

The Navios Term Loans II will be repaid from the future sale of vessels owned by Navios Europe II and is deemed to be the initial investment by Navios Acquisition. Navios Acquisition evaluated its investment in Navios Europe II under ASC 810 and concluded that Navios Europe II is a VIE and that the Company is not the party most closely associated with Navios Europe II and, accordingly, is not the primary beneficiary of Navios Europe II.

Navios Acquisition further evaluated its investment in the common stock of Navios Europe II under ASC 323 and concluded that it has the ability to exercise significant influence over the operating and financial policies of Navios Europe II and, therefore, its investment in Navios Europe II is accounted for under the equity method.

As of September 30, 2019, the estimated maximum potential loss by Navios Acquisition in Navios Europe II would have been $51,558 (December 31, 2018: $45,115), which represented the Company’s carrying value of the investment of $6,650 (December 31, 2018: $6,650), the Company’s balance of the Navios Revolving Loans II including accrued interest on the Navios Term Loans II of $28,220 (December 31, 2018: $26,445), which is included under “Due from related parties, long-term”, and the accrued interest income on the Navios Revolving Loans II in the amount of $16,688 (December 31, 2018: $12,020), which is included under “Due from related parties, short-term”. Refer to Note 12 for the terms of the Navios Revolving Loans II.

Income recognized in “Equity/ (loss) in net earnings of affiliated companies” for the three month period ended September 30, 2019 was $625. (September 30, 2018: $522). Income recognized in “Equity/ (loss) in net earnings of affiliated companies” for the nine month period ended September 30, 2019 was $1,775. (September 30, 2018: $1,485).

Navios Midstream

On October 13, 2014, the Company formed Navios Midstream under the laws of Marshall Islands. Navios Maritime Midstream Partners GP L.L.C. (the “Navios Midstream General Partner”), a wholly owned subsidiary of Navios Acquisition, was also formed on that date to act as the general partner of Navios Midstream and received a 2.0% general partner interest.

The Company evaluated its investment in Navios Midstream under ASC 810 and concluded that Navios Midstream was not a “VIE”. The Company further evaluated the power to control the board of directors of Navios Midstream under the voting interest model and concluded that it did maintain significant influence.

Following the deconsolidation of Navios Midstream, the Company accounted for all of its interest under the equity method.

NAVIOS MARITIME ACQUISITION CORPORATION

UNAUDITED CONDENSED NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. Dollars except share and per share data)

On June 18, 2018, in accordance with the terms of the Partnership Agreement all of the issued and outstanding 1,592,920 subordinated Series A units of Navios Midstream converted into Navios Midstream’s existing common units on a one-for-one basis. Following their conversion into common units, these units have the same distribution rights as all other common units.

On December 13, 2018, Navios Acquisition completed the Merger contemplated by the previously announced Merger Agreement, dated as of October 7, 2018, by and among Navios Acquisition, Merger Sub, Navios Midstream and NAP General Partner. Pursuant to the Merger Agreement, Merger Sub merged with and into Navios Midstream, with Navios Midstream surviving as a wholly-owned subsidiary of Navios Acquisition.

Pursuant to the terms of the Merger Agreement, each outstanding common unit representing limited partner interests in Navios Midstream held by a common unit holder other than Navios Acquisition, Navios Midstream or their respective subsidiaries (the “NAP Public Units”) was converted into the right to receive 0.42 shares of NNA common stock. As a result of the Merger, 3,683,284 shares of NNA common stock were issued to former holders of NAP Public Units.

Following the completion of the Merger the results of operations of Navios Midstream are included in Navios Acquisition’s unaudited condensed consolidated statements of operations.

NOTE 8: DIVIDENDS PAYABLE

On January 25, 2019, the Board of Directors declared a quarterly cash dividend in respect of the fourth quarter of 2018 of $0.30 per share of common stock of amount $4,121 which was paid on March 27, 2019 to stockholders of record as of February 27, 2019.

On May 10, 2019, the Board of Directors declared a quarterly cash dividend in respect of the first quarter of 2019 of $0.30 per share of common stock of amount $4,119 which was paid on June 27, 2019 to stockholders of record as of May 29, 2019.

On July 24, 2019, the Board of Directors declared a quarterly cash dividend in respect of the second quarter of 2019 of $0.30 per share of common stock of amount $4,119 which was paid on October 9, 2019, to stockholders of record as of September 25, 2019, and is included under caption “Dividends payable”.

The declaration and payment of any further dividends remain subject to the discretion of the Board of Directors and will depend on, among other things, Navios Acquisition’s cash requirements as measured by market opportunities and restrictions under its credit agreements and other debt obligations and such other factors as the Board of Directors may deem advisable.

NOTE 9: ACCRUED EXPENSES

Accrued expenses as of September 30, 2019 and December 31, 2018 consisted of the following:

	September 30, 2019	December 31, 2018
Accrued voyage expenses	$1,558	$1,067
Accrued loan interest	23,197	9,838
Accrued legal and professional fees	862	2,300
Total accrued expenses	$25,617	$13,205

NOTE 10: BORROWINGS

	September 30, 2019	December 31, 2018
BNP Paribas S.A. and DVB Bank S.E.	—	51,750
Eurobank Ergasias S.A. $52,200	—	32,841
Eurobank Ergasias S.A. $52,000	29,370	31,206
Norddeutsche Landesbank Girozentrale	—	22,266
DVB Bank S.E. and Credit Agricole Corporate and Investment Bank	40,234	42,578
Ship Mortgage Notes $670,000	670,000	670,000

NAVIOS MARITIME ACQUISITION CORPORATION

UNAUDITED CONDENSED NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. Dollars except share and per share data)

Deutsche Bank AG Filiale Deutschlandgeschäft and Skandinaviska Enskilda Banken AB	41,091	46,846
BNP Paribas $44,000	30,000	32,000
HSH $24,000	18,852	20,568
Term Loan B	182,158	197,824
Total credit facilities	1,011,705	1,147,879
Sale and Leaseback Agreements–$103,155	99,990
Sale and Leaseback Agreements–$71,500	64,052
Sale and Leaseback Agreements–$47,220	47,220
Sale and Leaseback Agreements–$15,000	14,688
Total borrowings	1,237,655	1,216,400
Less: Deferred finance costs, net	(13,020)	(11,453)
Add: bond premium	681	890
Less: current portion of long-term debt, net of deferred finance costs	(123,648)	(50,964)
Total long-term borrowings, net of current portion, bond premium and deferred finance costs	$1,101,668	$1,154,873

Long-Term Debt Obligations and Credit Arrangements

Ship Mortgage Notes:

8 1/8% First Priority Ship Mortgages: On November 13, 2013, the Company and its wholly owned subsidiary, Navios Acquisition Finance (US) Inc. (“Navios Acquisition Finance” and together with the Company, the “2021 Co-Issuers”) issued $610,000 in first priority ship mortgage notes (the “Existing Notes”) due on November 15, 2021 at a fixed rate of 8.125%.

On March 31, 2014, the Company completed a sale of $60,000 of its first priority ship mortgage notes due in 2021 (the “Additional Notes,” and together with the Existing Notes, the “2021 Notes”). The terms of the Additional Notes are identical to the Existing Notes and were issued at 103.25% plus accrued interest from November 13, 2013.

The 2021 Notes are fully and unconditionally guaranteed on a joint and several basis by all of Navios Acquisition’s subsidiaries with the exception of Navios Acquisition Finance (a co-issuer of the 2021 Notes) and the exception of Navios Midstream subsidiaries.

The 2021 Co-Issuers currently have the option to redeem the 2021 Notes in whole or in part, at a fixed price of 106.094% of the principal amount, which price declines ratably until it reaches par in 2019, plus accrued and unpaid interest, if any.

In addition, upon the occurrence of certain change of control events, the holders of the 2021 Notes will have the right to require the 2021 Co-Issuers to repurchase some or all of the 2021 Notes at 101% of their face amount, plus accrued and unpaid interest to the repurchase date.

The 2021 Notes contain covenants which, among other things, limit the incurrence of additional indebtedness, issuance of certain preferred stock, the payment of dividends, redemption or repurchase of capital stock or making restricted payments and investments, creation of certain liens, transfer or sale of assets, entering in transactions with affiliates, merging or consolidating or selling all or substantially all of the 2021 Co-Issuers’ properties and assets and creation or designation of restricted subsidiaries. The 2021 Co-Issuers were in compliance with the covenants as of September 30, 2019.

The Existing Notes and the Additional Notes are treated as a single class for all purposes under the indenture including, without limitation, waivers, amendments, redemptions and other offers to purchase and the Additional Notes rank evenly with the Existing Notes. The Additional Notes and the Existing Notes have the same CUSIP number.

Guarantees

The Company’s 2021 Notes are fully and unconditionally guaranteed on a joint and several basis by all of the Company’s subsidiaries with the exception of Navios Acquisition Finance (a co-issuer of the 2021 Notes) and the exception of Navios Midstream subsidiaries. The Company’s 2021 Notes are unregistered. The guarantees of the Company’s subsidiaries that own mortgaged vessels are senior secured guarantees and the guarantees of Company’s subsidiaries that do not own mortgaged vessels are senior unsecured guarantees.

NAVIOS MARITIME ACQUISITION CORPORATION

UNAUDITED CONDENSED NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. Dollars except share and per share data)

All subsidiaries, including Navios Acquisition Finance and the exception of Navios Midstream subsidiaries, are 100% owned.

Credit Facilities

Eurobank Ergasias S.A.: On October 26, 2010, Navios Acquisition entered into a loan agreement with Eurobank Ergasias S.A. of up to $52,200, of which $51,600 has been drawn (divided into two tranches of $26,100 and $25,500, respectively) to partially finance the acquisition costs of two LR1 product tanker vessels. Each tranche of the facility was repayable in 32 quarterly installments of $345 and $337, respectively, with a final balloon payment of $15,060 and $14,716, respectively, to be repaid on the last repayment date. The repayment of each tranche started three months after the delivery date of the respective vessel. The loan bore interest at a rate of LIBOR plus 275 bps and required compliance with certain financial covenants. The outstanding balance under the facility was fully prepaid in March 2019.

BNP Paribas S.A. Bank and DVB Bank S.E.: Navios Acquisition assumed a loan agreement dated April 8, 2010, of up to $75,000 (divided in three equal tranches of $25,000 each) to partially finance the purchase price of three product tankers. Each of the tranches was repayable in 12 equal semi-annual installments of $750 each with a final balloon payment of $16,000 to be repaid on the last repayment date. It bore interest at a rate of LIBOR plus 250 bps. The loan also required compliance with certain financial covenants. The outstanding amount of $50,250 was fully prepaid in April 2019.

Norddeutsche Landesbank Girozentrale: On December 29, 2011, Navios Acquisition entered into a loan agreement with Norddeutsche Landesbank Girozentrale of up to $28,125 to partially finance the purchase price of one MR2 product tanker vessel. The facility was repayable in 32 quarterly installments of $391 each with a final balloon payment of $15,625 repayable on the last repayment date. The facility bore interest at a rate of LIBOR plus 300 bps per annum and also required compliance with certain financial covenants. The outstanding balance under the facility of $21,485 was fully prepaid in June 2019.

Amounts drawn under the facilities are secured by first preferred mortgages on Navios Acquisition’s vessels and other collateral and are guaranteed by each vessel-owning subsidiary. The credit facilities contain a number of restrictive covenants that prohibit or limit Navios Acquisition from, among other things: incurring or guaranteeing indebtedness; entering into affiliate transactions; changing the flag, class, management or ownership of Navios Acquisition’s vessels; changing the commercial and technical management of Navios Acquisition’s vessels; selling Navios Acquisition’s vessels; and subordinating the obligations under each credit facility to any general and administrative costs relating to the vessels, including the fixed daily fee payable under the Management Agreement. The credit facilities also require Navios Acquisition to comply with the ISM Code and ISPS Code and to maintain valid safety management certificates and documents of compliance at all times.

As of September 30, 2019 no amount was available to be drawn from the Company’s facilities.

Sale and Leaseback Agreements

On March 31, 2018, Navios Acquisition entered into a $71,500 sale and leaseback agreement with unrelated third parties to refinance the outstanding balance of the existing facility on four product tankers. Navios Acquisition has a purchase obligation to acquire the vessels at the end of the lease term and under ASC 842-40, the transaction was accounted for as a failed sale. In accordance with ASC 842-40 the Company did not derecognize the respective vessels from its balance sheet and accounted for the amounts received under sale and lease back agreement as a financial liability. The facility is repayable in 24 equal consecutive quarterly installments of $1,490 each, with a repurchase obligation of $35,750 on the last repayment date. The facility matures in April 2024 and bears interest at LIBOR plus 305 bps per annum. In April 2018, the Company drew $71,500 under this agreement. As of September 30, 2019, the outstanding balance under this agreement was $64,052. The Leasing Agreements require compliance with certain financial covenants in line with Navios Acquisition’s other credit facilities.

In March and April 2019, Navios Acquisition entered into sale and lease back agreements with unrelated third parties for $103,155 in order to refinance $50,250 outstanding on the existing facility on three product tankers and to finance two product tankers that were previously financed by Eurobank Ergasias S.A. and were fully prepaid in March 2019 by the amount of $32,159. Navios Acquisition has a purchase obligation to acquire the vessels at the end of the lease term and under ASC 842-40, the transaction was determined to be a failed sale. The agreements will be repayable in 28 equal consecutive quarterly installments

NAVIOS MARITIME ACQUISITION CORPORATION

UNAUDITED CONDENSED NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. Dollars except share and per share data)

of $2,267 each, with a purchase obligation of $39,675 to be repaid on the last repayment date. The sale and leaseback agreements (“Leasing Agreements”) mature in March and April 2026 and bear interest at LIBOR plus 350 bps per annum. The Leasing Agreements require compliance with certain financial covenants in line with the other credit facilities of the Company.

In August, 2019, the Company entered into a new Leasing Agreement of $15,000, with unrelated third parties in order to refinance one product tanker. Navios Acquisition has a purchase option in place and an assessment has been performed indicating that the likelihood of the vessel remaining in the property of the lessor is remote. In such a case, the buyer-lessor does not obtain control of the vessel and under ASC 842-40, the transaction was determined to be a failed sale. Navios Acquisition is obligated to make 60 consecutive monthly payments of approximately $156, commencing as of August 2019. The agreement matures in August 2024 and bear interest at LIBOR plus 240 bps per annum.

In September 2019, Navios Acquisition entered into new sale and lease back agreements with unrelated third parties for $47,220 in order to refinance three product tankers. Navios Acquisition has a purchase obligation to acquire the vessels at the end of the lease term and under ASC 842-40, the transaction was determined to be a failed sale. The agreements will be repaid through periods ranging from four to seven years in consecutive quarterly installments of up to $1,362 each, with a purchase obligation of $19,200 to be repaid on the last repayment date. The Leasing Agreements mature in September 2023 and September 2026 and bear interest at LIBOR plus a margin ranging from 350 bps to 360 per annum, depending on the vessel financed. The Leasing Agreements require compliance with certain financial covenants in line with the other credit facilities of the Company.

In October 2019, Navios Acquisition entered into,

i)     Sale and lease back agreements with unrelated third parties for $90,811 in order to finance six product tankers. Navios Acquisition has a purchase obligation to acquire the vessels at the end of the lease term and under ASC 842-40, the transaction was determined to be a failed sale. The agreements will be repaid through periods ranging from three to eight years in consecutive quarterly installments of up to $2,824 each, with a repurchase obligation of up to $25,810 in total. The sale and lease back arrangement bears interest at LIBOR plus a margin ranging from 335 bps to 355 bps per annum, depending on the vessel financed.

ii)    Loan agreement with Hamburg Commercial Bank AG for $31,800 in order to refinance one VLCC. The facility is repayable in 4 quarterly installments of $846 each with a final balloon payment of $28,416 repyable on the last repayment date. The facility matures in October 2020 and bears interest at LIBOR plus 280 bps per annum.

As a result of the refinancing, as of September 30, 2019, an amount of $111,593 was reclassified from “Current portion of long-term debt, net of deferred finance cost” to “Long term debt, net of current portion, premium and net of deferred finance cost”.

Term Loan B

On June 18, 2015, Navios Midstream and Navios Maritime Midstream Partners Finance (US) Inc., as co-borrowers, completed the issuance of the $205,000 Term Loan B (the “Term Loan B”). The Term Loan B is set to mature on June 18, 2020 and is repayable in equal quarterly installments of 0.25% of the initial principal amount of the Term Loan B, beginning on September 18, 2015, with a final payment of the aggregate principal amount of the Term Loan B, plus accrued and unpaid interest, due on the maturity. The Term Loan B bears interest at LIBOR plus 4.50% per annum.

Amounts drawn under the Term Loan B are secured by first preferred mortgages on Navios Midstream’s vessels and other collateral and are guaranteed by each vessel-owning subsidiary under Navios Midstream.

In the first quarter of 2018, the Nave Galactic substituted for the Shinyo Kannika under the Term Loan B.

In March 2019, Navios Acquisition acquired the following VLCCs from Navios Midstream: Shinyo Kieran, Shinyo Saowalak, Nave Celeste and the Nave Galactic. In addition, Navios Acquisition sold to Navios Midstream the following vessels: Nave Orbit, Nave Equator, Nave Buena Suerte, Nave Ariadne, Nave Cielo, Nave Atropos, Nave Pulsar, Nave Equinox, Nave Pyxis and Bougainville. The vessels that were sold from Navios Midstream were released as collaterals from Term Loan B and were replaced by the ones acquired, whereas the vessels sold from Navios Acquisition were released as collaterals from ship mortgage notes and were replaced by the ones acquired.

On June 26, 2019, Navios Midstream acquired from Navios Acquisition the Nave Velocity, offered as collateral under the Term Loan B, in substitution of an equivalent amount of cash collateral that was previously retained as restricted cash.

NAVIOS MARITIME ACQUISITION CORPORATION

UNAUDITED CONDENSED NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. Dollars except share and per share data)

In August 2019, the Company has agreed to enter into certain financing arrangements with the purpose to refinance its Term Loan B facility of $182,158 outstanding as of September 30, 2019, maturing in June 2020. In October 2019, Navios Acquisition fully prepaid its Term Loan B facility.

The maturity table below reflects the principal payments of all notes, credit facilities and the Leasing Agreements outstanding as of September 30, 2019 for the next five years and thereafter are based on the repayment schedule of the respective financing arrangements (as described above) and the outstanding amount due under the 2021 Notes.

September 30, 2019
Long-Term Debt Obligations:
12 month period ending
September 30, 2020	125,758
September 30, 2021	133,641
September 30, 2022	759,642
September 30, 2023	50,116
September 30, 2024	65,887
September 30, 2025 and thereafter	102,611
Total	$1,237,655

The financing arrangements include, among other things, compliance with loan to value ratios and certain financial covenants: (i) minimum liquidity at the higher of $40,000 or $1,000 per vessel; (ii) net worth ranging from $50,000 to $135,000; and (iii) total liabilities divided by total assets, adjusted for market values to be generally lower than 75% or 80% and for certain facilities, as amended for a specific period of time until December 31, 2019 to be ranging from a maximum of 80% to 85%. It is an event of default under the credit facilities if such covenants are not complied with, including the loan to value ratios for which the Company may provide sufficient additional security or prepay part of the facility, to prevent such an event.

The Term Loan B required maintenance of a loan to value ratio of no greater than 0.85 to 1.0 and a minimum interest coverage ratio of at least 3.75 to 1.0, and other restrictive covenants including restrictions on indebtedness, liens, acquisitions and investments, restricted payments and dispositions. The Term Loan B also provides for excess cash flow prepayments and customary events of default.

As of September 30, 2019, a balance of $182,158 was outstanding under the Term Loan B. As of December 31, 2018, the outstanding balance of the Term Loan B was $197,824.

As of September 30, 2019, the Company was in compliance with its covenants.

NOTE 11: FAIR VALUE OF FINANCIAL INSTRUMENTS

Fair Value of Financial Instruments

The following methods and assumptions were used to estimate the fair value of each class of financial instruments:

Cash and cash equivalents: The carrying amounts reported in the consolidated balance sheets for interest bearing deposits approximate their fair value because of the short maturity of these investments.

Restricted Cash: The carrying amounts reported in the consolidated balance sheets for interest bearing deposits approximate their fair value because of the short maturity of these investments.

Accounts receivable, net: Carrying amounts are considered to approximate fair value due to the short-term nature of these accounts receivables and no significant changes in interest rates. All amounts that are assumed to be uncollectible are written-off and/or reserved.

Accounts payable: The carrying amount of accounts payable reported in the balance sheet approximates its fair value due to the short-term nature of these accounts payable and no significant changes in interest rates.

NAVIOS MARITIME ACQUISITION CORPORATION

UNAUDITED CONDENSED NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. Dollars except share and per share data)

Due from related parties, long-term: The carrying amount of due from related parties, long-term reported in the balance sheet approximates its fair value.

Other long-term debt, net of deferred finance costs: As a result of the adoption of ASU 2015-03, the book value has been adjusted to reflect the net presentation of deferred financing costs. The outstanding balance of the floating rate loans continues to approximate its fair value, excluding the effect of any deferred finance costs.

Ship Mortgage Notes and premiums: The fair value of the 2021 Notes, which has a fixed rate, was determined based on quoted market prices, as indicated in the table below.

	September 30, 2019		December 31, 2018
	Book Value	Fair Value	Book Value	Fair Value
Cash and cash equivalents	$102,326	$102,326	$44,009	$44,009
Restricted cash	$546	$546	$2,600	$2,600
Accounts receivable	$13,237	$13,237	$25,100	$25,100
Accounts payable	$13,365	$13,365	$12,621	$12,621
Ship mortgage notes and premium	$664,961	$514,433	$663,399	$511,331
Other long-term debt, net of deferred finance costs	$560,355	$567,655	$542,438	$535,519
Due from related parties, long-term	$59,828	$59,828	$58,016	$58,016

Fair Value Measurements

The estimated fair value of the financial instruments that are not measured at fair value on a recurring basis, categorized based upon the fair value hierarchy, is as follows:

Level I: Inputs are unadjusted, quoted prices for identical assets or liabilities in active markets that we have the ability to access. Valuation of these items does not entail a significant amount of judgment.

Level II: Inputs other than quoted prices included in Level I that are observable for the asset or liability through corroboration with market data at the measurement date.

Level III: Inputs that are unobservable. The Company did not use any Level III inputs as of September 30, 2019 and December 31, 2018.

	Fair Value Measurements at September 30, 2019 Using
	Total	Level I	Level II	Level III
Cash and cash equivalents	$102,326	$102,326	$—	$—
Restricted cash	$546	$546	$—	$—
Accounts receivable	$13,237	$13,237	$—	$—
Accounts payable	$13,365	$13,365	$—	$—
Ship mortgage notes and premium	$514,433	$514,433	$—	$—
Other long-term debt(1)	$567,655	$—	$567,655	$—
Due from related parties, long-term(2)	$59,828	$—	$59,828	$—

	Fair Value Measurements at December 31, 2018 Using
	Total	Level I	Level II	Level III
Cash and cash equivalents	$44,009	$44,009	$—	$—
Restricted cash	$2,600	$2,600	$—	$—
Accounts receivable	$25,100	$25,100	$—	$—
Accounts payable	$12,621	$12,621	$—	$—
Ship mortgage notes and premium	$511,331	$511,331	$—	$—
Other long-term debt(1)	$535,519	$—	$535,519	$—
Due from related parties, long-term(2)	$58,016	$—	$58,016	$—

(1)

The fair value of the Company’s other long-term debt is estimated based on currently available debt with similar contract terms, interest rate and remaining maturities as well as taking into account the Company’s creditworthiness.

(2)

The fair value of the Company’s long term amounts due from related parties is estimated based on currently available debt with similar contract terms, interest rate and remaining maturities as well as taking into account the counterparty’s creditworthiness.

NAVIOS MARITIME ACQUISITION CORPORATION

UNAUDITED CONDENSED NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. Dollars except share and per share data)

NOTE 12: TRANSACTIONS WITH RELATED PARTIES

Management fees: Pursuant to the management agreement with the Manager (the “Management Agreement”) dated May 28, 2010 as amended in May 2012, May 2014 and May 2016, the Manager provided commercial and technical management services to Navios Acquisition’s vessels for a fixed daily fee of: (a) $6.35 per MR2 product tanker and chemical tanker vessel; (b) $7.15 per LR1 product tanker vessel; and (c) $9.5 per VLCC, through May 2018.

Navios Acquisition fixed the fees for commercial and technical ship management services of its fleet for two additional years from May 29, 2018 until December 31, 2019, at a fixed daily fee of: (a) $6.5 per MR2 product tanker and chemical tanker vessel; (b) $7.15 per LR1 product tanker vessel; and (c) the current daily fee of $9.5 per VLCC.

Following the Merger with Navios Midstream, completed on December 13, 2018, the Management Agreement also covers vessels acquired.

In August 2019, Navios Acquisition extended the duration of its existing Management Agreement with the Manager until January 1, 2025, to be automatically renewed for another five years. In addition management fees are fixed for two years commencing from January 1, 2020 at: (a) $6,825 per day per MR2 product tanker and chemical tanker vessel; (b) $7,225 per day per LR1 product tanker vessel; and (c) $9,650 per day per VLCC. The agreement also provides for a technical and commercial management fee of $0.05 per day per vessel and an annual increase of 3% for the remaining period unless agreed otherwise and provides for payment of a termination fee, equal to the fees charged for the full calendar year preceding the termination date, by Navios Acquisition in the event the Management Agreement is terminated on or before December 31, 2024.

For the nine month periods ended September 30, 2019 and 2018 certain extraordinary fees and costs related to regulatory requirements, including ballast water treatment system installation and exhaust gas cleaning system installation and under Company’s Management Agreement amounted to $13,108 and $0, respectively, and are presented under “Vessels additions” in the condensed Consolidated Statements of Cash Flows. (Please refer to Note 5)

Total management fees for the three month periods ended September 30, 2019 and 2018 amounted to $26,837 and $23,340, respectively. Total management fees for the nine month periods ended September 30, 2019 and 2018 amounted to $81,224 and $69,652, respectively.

General and administrative expenses: On May 28, 2010, Navios Acquisition entered into an administrative services agreement with the Manager (the “Administrative Services Agreement”), pursuant to which the Manager provides certain administrative management services to Navios Acquisition which include: bookkeeping, audit and accounting services, legal and insurance services, administrative and clerical services, banking and financial services, advisory services, client and investor relations and other services. The Manager is reimbursed for reasonable costs and expenses incurred in connection with the provision of these services.

In August 2019, Navios Acquisition extended the duration of its existing Administrative Services Agreement with the Manager until January 1, 2025, to be automatically renewed for another five years. The agreement also provides for payment of a termination fee, equal to the fees charged for the full calendar year preceding the termination date, by Navios Acquisition in the event the Administrative Services Agreement is terminated on or before December 31, 2024.

Following the Merger with Navios Midstream, completed on December 13, 2018, the Administrative Services Agreement also covers the vessels acquired.

NAVIOS MARITIME ACQUISITION CORPORATION

UNAUDITED CONDENSED NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. Dollars except share and per share data)

For each of the three month periods ended September 30, 2019 and 2018 the expense arising from administrative services rendered by the Manager amounted to $2,760 and $2,188, respectively. For each of the nine month periods ended September 30, 2019 and 2018 the expense arising from administrative services rendered by the Manager amounted to $8,386 and $6,623, respectively.

Balance due from related parties (excluding Navios Europe I, Navios Europe II): Balance due from related parties as of September 30, 2019 and December 31, 2018 was $6,625 and $15,818, respectively, and included the short-term and long-term amounts due from the Manager. The balances mainly consisted of administrative expenses and special survey and dry docking expenses for certain vessels of the Company’s fleet, as well as management fees, in accordance with the Management Agreement.

Balance due to related parties, short-term: Amounts due to related parties, short-term as of September 30, 2019 and December 31, 2018 was $6,073 and $12,029, respectively, and mainly consisted of payables to the Manager.

Navios Midstream Merger Agreement: On December 13, 2018, Navios Acquisition completed the Merger contemplated by the Merger Agreement, dated as of October 7, 2018, by and among Navios Acquisition, its direct wholly-owned subsidiary Merger Sub, Navios Midstream and NAP General Partner. Pursuant to the Merger Agreement, Merger Sub merged with and into Navios Midstream, with Navios Midstream surviving as a wholly-owned subsidiary of Navios Acquisition. Please refer to Navios Midstream under Note 7 “Investment in Affiliates”.

Omnibus Agreements

Acquisition Omnibus Agreement: Navios Acquisition entered into an omnibus agreement (the “Acquisition Omnibus Agreement”) with Navios Holdings and Navios Partners in connection with the closing of Navios Acquisition’s initial vessel acquisition, pursuant to which, among other things, Navios Holdings and Navios Partners agreed not to acquire, charter-in or own liquid shipment vessels, except for container vessels and vessels that are primarily employed in operations in South America without the consent of an independent committee of Navios Acquisition. In addition, Navios Acquisition, under the Acquisition Omnibus Agreement, agreed to cause its subsidiaries not to acquire, own, operate or charter-in drybulk carriers under specific exceptions. Under the Acquisition Omnibus Agreement, Navios Acquisition and its subsidiaries grant to Navios Holdings and Navios Partners a right of first offer on any proposed sale, transfer or other disposition of any of its drybulk carriers and related charters owned or acquired by Navios Acquisition. Likewise, Navios Holdings and Navios Partners agreed to grant a similar right of first offer to Navios Acquisition for any liquid shipment vessels they might own. These rights of first offer will not apply to a: (a) sale, transfer or other disposition of vessels between any affiliated subsidiaries, or pursuant to the existing terms of any charter or other agreement with a counterparty; or (b) merger with or into, or sale of substantially all of the assets to, an unaffiliated third party.

Midstream Omnibus Agreement: Navios Acquisition entered into an omnibus agreement (the “Midstream Omnibus Agreement”), with Navios Midstream, Navios Holdings and Navios Partners in connection with the Navios Midstream IPO, pursuant to which Navios Acquisition, Navios Midstream, Navios Holdings, Navios Partners and their controlled affiliates generally have agreed not to acquire or own any VLCCs, crude oil tankers, refined petroleum product tankers, liquefied petroleum gas (“LPG”) tankers or chemical tankers under time charters of five or more years without the consent of the Navios Midstream General Partner. The Midstream Omnibus Agreement contains significant exceptions that have allowed Navios Acquisition, Navios Holdings, Navios Partners or any of their controlled affiliates to compete with Navios Midstream under specified circumstances.

Under the Midstream Omnibus Agreement, Navios Midstream and its subsidiaries have granted to Navios Acquisition a right of first offer on any proposed sale, transfer or other disposition of any of its VLCCs or any crude oil tankers, refined petroleum product tankers, LPG tankers or chemical tankers and related charters owned or acquired by Navios Midstream. Likewise, Navios Acquisition have agreed (and will cause its subsidiaries to agree) to grant a similar right of first offer to Navios Midstream for any of the VLCCs, crude oil tankers, refined petroleum product tankers, LPG tankers or chemical tankers under charter for five or more years it might own. These rights of first offer do not apply to a: (a) sale, transfer or other disposition of vessels between any affiliated subsidiaries, or pursuant to the terms of any charter or other agreement with a charter party, or (b) merger with or into, or sale of substantially all of the assets to, an unaffiliated third-party.

Navios Containers Omnibus Agreement: In connection with the Navios Maritime Containers Inc. (“Navios Containers”) private placement and listing on the Norwegian over-the-counter market effective June 8, 2017, Navios Acquisition entered into an omnibus agreement with Navios Containers, Navios Midstream, Navios Holdings and Navios Partners, pursuant to which Navios Acquisition, Navios Holdings, Navios Partners and Navios Midstream have granted to Navios Containers a right of first refusal over any container vessels to be sold or acquired in the future. The omnibus agreement contains significant exceptions that will allow Navios Acquisition, Navios Holdings, Navios Partners and Navios Midstream to compete with Navios Containers under specified circumstances.

NAVIOS MARITIME ACQUISITION CORPORATION

UNAUDITED CONDENSED NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. Dollars except share and per share data)

Backstop Agreement: On November 18, 2014, Navios Acquisition entered into backstop agreements with Navios Midstream (“Backstop Agreements”). In accordance with the terms of the Backstop Agreements, Navios Acquisition has provided backstop commitments for a two-year period as of the redelivery of each of the Nave Celeste, the Shinyo Ocean and the Shinyo Kannika from their original charters, at a net rate of $35, $38.4 and $38, respectively. Backstop commitments were triggered if the actual rates achieved were below the backstop rates. As of December 31, 2018, the accrued liability under the Backstop Agreements is eliminated as intercompany balance following the Merger with Navios Midstream. The backstop commitment for the Shinyo Kannika was terminated in relation to the sale of this vessel in March 2018. Navios Acquisition agreed to extend the backstop commitment of the Shinyo Kannika to the Nave Galactic, following the sale of the latter to Navios Midstream in March 2018.

In January and February 2019, all Backstop Agreements expired pursuant to their initial terms.

Navios Midstream General Partner Option Agreement with Navios Holdings: Navios Acquisition entered into an option agreement, dated November 18, 2014, with Navios Holdings under which Navios Acquisition grants Navios Holdings the option to acquire any or all of the outstanding membership interests in Navios Midstream General Partner and all of the incentive distribution rights in Navios Midstream representing the right to receive an increasing percentage of the quarterly distributions when certain conditions are met. The option shall expire on November 18, 2024. Any such exercise shall relate to not less than twenty-five percent of the option interest and the purchase price for the acquisition of all or part of the option interest shall be an amount equal to its fair market value.

Balance due from Navios Europe I: Navios Holdings, Navios Acquisition and Navios Partners have made available to Navios Europe I revolving loans up to $24,100 to fund working capital requirements. In December 2018, the availability under the Navios Revolving Loans I was increased by $30,000. See Note 7 for the Investment in Navios Europe I.

Balance due from Navios Europe I as of September 30, 2019 was $27,550 (December 31, 2018: $22,659) which included the Navios Revolving Loans I of $13,770 (December 31, 2018: $11,770), the non-current amount of $5,139 (December 31, 2018: $4,244) related to the accrued interest income earned under the Navios Term Loans I under the caption “Due from related parties, long-term” and the accrued interest income earned under the Navios Revolving Loans I of $8,641 (December 31, 2018: $6,645) under the caption “Due from related parties, short-term.”

The Navios Revolving Loans I and the Navios Term Loans I earn interest and an annual preferred return, respectively, at 12.7% per annum, on a quarterly compounding basis and are repaid from free cash flow (as defined in the loan agreement) to the fullest extent possible at the end of each quarter. There are no covenant requirements or stated maturity dates. As of September 30, 2019, the amount undrawn under the Navios Revolving Loans I was $2,000, of which Navios Acquisition may be required to fund an amount ranging from $0 to $2,000.

On November 22, 2019, an agreement was reached to liquidate Navios Europe I (see also Note 18—Subsequent Events).

Balance due from Navios Europe II: Navios Holdings, Navios Acquisition and Navios Partners have made available to Navios Europe II revolving loans up to $43,500 to fund working capital requirements. In March 2017, the availability under the Navios Revolving Loans II was increased by $14,000. See Note 7 for the Investment in Navios Europe II.

Balance due from Navios Europe II as of September 30, 2019 was $44,908 (December 31, 2018: $38,465) which included the Navios Revolving Loans II of $20,662 (December 31, 2018: $20,662), the non-current amount of $7,558 (December 31, 2018: $5,783) related to the accrued interest income earned under the Navios Term Loans II under the caption “Due from related parties, long-term” and the accrued interest income earned under the Navios Revolving Loans II of $16,688 (December 31, 2018: $12,020) under the caption “Due from related parties, short-term.”

The Navios Revolving Loans II and the Navios Term Loans II earn interest and an annual preferred return, respectively, at 18% per annum, on a quarterly compounding basis and are repaid from free cash flow (as defined in the loan agreement) to the fullest extent possible at the end of each quarter. There are no covenant requirements or stated maturity dates. As of As of September 30, 2019, the amount undrawn under the Navios Revolving Loans II was $4,503, of which Navios Acquisition may be required to fund an amount ranging from $0 to $4,503.

NAVIOS MARITIME ACQUISITION CORPORATION

UNAUDITED CONDENSED NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. Dollars except share and per share data)

NOTE 13: COMMITMENTS AND CONTINGENCIES

In September 2018, Navios Acquisition agreed to a 12-year bareboat charter-in agreement with de-escalating purchase options for  two newbuild Japanese VLCCs delivering in the third and fourth quarter of 2020, respectively. In the first quarter of 2019, Navios Acquisition exercised its option for a third Japanese VLCC newbuilding under a 12 year bareboat chartered-in agreement with de-escalating purchase options. The vessel is expected to be delivered in the third quarter of 2021.

The future minimum commitments as of September 30, 2019 of Navios Acquisition under its charter-in agreement for vessels delivery are as follows:

Amount
Lease Obligations (Time Charters) for vessels to be delivered:
Year
September 30, 2020	$15,297
September 30, 2021	25,076
September 30, 2022	25,076
September 30, 2023	25,144
September 30, 2024	25,076
September 30, 2025 and thereafter	185,443
Total	$301,112

The Company is involved in various disputes and arbitration proceedings arising in the ordinary course of business. Provisions have been recognized in the financial statements for all such proceedings where the Company believes that a liability may be probable, and for which the amounts are reasonably estimable, based upon facts known at the date of the financial statements were prepared. In the opinion of the management, the ultimate disposition of these matters individually and in aggregate will not materially affect the Company’s financial position, results of operations or liquidity.

NOTE 14: PREFERRED AND COMMON STOCK

Preferred Stock

Series C Convertible Preferred Stock

On March 30, 2011, pursuant to an Exchange Agreement Navios Holdings exchanged 511,733 shares of Navios Acquisition’s common stock it held for 1,000 non-voting Series C Convertible Preferred Stock of Navios Acquisition. Each holder of shares of Series C Convertible Preferred Stock shall be entitled at their option at any time, after March 31, 2013 to convert all or any of the outstanding shares of Series C Convertible Preferred Stock into a number of fully paid and non-assessable shares of Common Stock determined by multiplying each share of Series C Convertible Preferred Stock to be converted by 512, subject to certain limitations. Upon the declaration of a common stock dividend, the holders of the Series C Convertible Preferred Stock are entitled to receive dividends on the Series C Convertible Preferred Stock in an amount equal to the amount that would have been received in the number of shares of Common Stock into which the Shares of Series C Convertible Preferred Stock held by each holder thereof could be converted. For the purpose of calculating earnings / (loss) per share this preferred stock is treated as in-substance common stock and is allocated income / (losses) and considered in the diluted calculation.

The Company was authorized to issue up to 10,000,000 shares of $0.0001 par value preferred stock in total with such designations, voting and other rights and preferences as may be determined from time to time by the Board of Directors.

As of December 31, 2018 the Company’s issued and outstanding preferred stock consisted of the 1,000 Series C Convertible Preferred Stock.

On February 7, 2019, all of the outstanding Series C convertible preferred shares of Navios Acquisition were converted into 511,733 shares of common stock of Navios Acquisition. As of September 30, 2019, no shares of Series C Convertible Preferred Stock were issued and outstanding.

Common Stock and Puttable Common Stock

The Board of Directors of Navios Acquisition has approved 1-for-15 reverse stock split of its issued and outstanding shares of common stock and on November 9, 2018, and the reverse stock split was approved by Navios Acquisition’s stockholders. The reverse stock split was effective on November 14, 2018 and the common stock commenced trading on such date on a split adjusted basis. Please refer to Note 2.

NAVIOS MARITIME ACQUISITION CORPORATION

UNAUDITED CONDENSED NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. Dollars except share and per share data)

In February 2018, the Board of Directors of Navios Acquisition authorized a stock repurchase program for up to $25,000 of Navios Acquisition’s common stock, for two years. Stock repurchases will be made from time to time for cash in open market transactions at prevailing market prices or in privately negotiated transactions. The timing and amount of repurchases under the program will be determined by management based upon market conditions and other factors. Repurchases may be made pursuant to a program adopted under Rule 10b5-1 under the Securities Exchange Act of 1934, as amended. The program does not require any minimum repurchase or any specific number or amount of shares of common stock and may be suspended or reinstated at any time in Navios Acquisition’s discretion and without notice. The Board of Directors will review the program periodically. Repurchases will be subject to restrictions under Navios Acquisition’s credit facilities and indenture. As of September 30, 2019, the Company had repurchased and cancelled 735,251 shares of common stock, at a total cost of approximately $7,493.

Under the terms of the Merger with Navios Midstream on December 13, 2018, Navios Acquisition acquired all of the outstanding publicly held common units of Navios Midstream though the issuance of 3,683,284 newly issued shares of Navios Acquisition common stock in exchange for the publicly held common units of Navios Midstream at an exchange ratio of 0.42 shares of Navios Acquisition for each Navios Midstream common unit.

In December 2018, Navios Acquisition authorized and issued in the aggregate 129,269 restricted shares of common stock to its directors and officers. These awards of restricted common stock are based on service conditions only and vest over four years.

As of September 30, 2019, the Company was authorized to issue 250,000,000 shares of $0.0001 par value common stock of which 13,728,371 were issued and outstanding.

Stock based compensation

2018

In December 2018, Navios Acquisition authorized and issued in the aggregate 129,269 restricted shares of common stock to its directors and officers. These awards of restricted common stock are based on service conditions only and vest over four years.

The holders of restricted stock are entitled to dividends paid on the same schedule as paid to the stock-holders of the company. The fair value of restricted stock is determined by reference to the quoted stock price on the date of grant of $5.36 per share (or total fair value of $694).

Compensation expense is recognized based on a graded expense model over the vesting period.

The effect of compensation expense arising from the stock-based arrangement described above amounted to $91 and $0 for the three month periods ended September 30, 2019 and 2018, respectively, and it is reflected in general and administrative expenses on the statement of operations. The recognized compensation expense for the period is presented as adjustment to reconcile net (loss)/ income to net cash provided by operating activities on the statements of cash flows. For the nine month period ended September 30, 2019 and 2018, the effect of compensation expense arising from the stock-based arrangement described above amounted to $270 and $0, respectively.

There were no restricted stock or stock options exercised, forfeited or expired during the nine month period ended September 30, 2019.

Restricted shares outstanding and not vested were 129,269 shares as of September 30, 2019 and December 31, 2018.

The estimated compensation cost relating to service conditions of non-vested restricted stock, not yet recognized was $411 as of September 30, 2019 and is expected to be recognized over the weighted average time to vest of 3.2 years.

2017

In December 2017, Navios Acquisition authorized and issued in the aggregate 118,328 restricted shares of common stock to its directors and officers. These awards of restricted common stock are based on service conditions only and vest over four years.

NAVIOS MARITIME ACQUISITION CORPORATION

UNAUDITED CONDENSED NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. Dollars except share and per share data)

The holders of restricted stock are entitled to dividends paid on the same schedule as paid to the stock holders of the company. The fair value of restricted stock is determined by reference to the quoted stock price on the date of grant of $17.7 per share (or total fair value of $2,094).

Compensation expense is recognized based on a graded expense model over the vesting period.

The effect of compensation expense arising from the stock-based arrangement described above amounted to $143 and $275 for the three month periods ended September 30, 2019 and 2018, respectively, and it is reflected in general and administrative expenses on the statement of operations. The recognized compensation expense for the period is presented as adjustment to reconcile net (loss)/ income to net cash provided by operating activities on the statements of cash flows. For the nine month period ended September 30, 2019 and 2018, the effect of compensation expense arising from the stock-based arrangement described above amounted to $424 and $816, respectively.

There were no restricted stock or stock options exercised, forfeited or expired during the nine month period ended September 30, 2019.

Restricted shares outstanding and not vested were 88,741 as of September 30, 2019.

The estimated compensation cost relating to service conditions of non-vested restricted stock, not yet recognized was $550 as of September 30, 2019 and is expected to be recognized over the weighted average time to vest of 2.2 years.

Stock options

The weighted average contractual life of the 100,000 stock options outstanding, that were issued in October 2013 and vested ratably through a three year period, was 4.1 years as of September 30, 2019. There was no effect of compensation expense arising from the stock options as of September 30, 2019.

NOTE 15: SEGMENT INFORMATION

Navios Acquisition reports financial information and evaluates its operations by charter revenues. Navios Acquisition does not use discrete financial information to evaluate operating results for each type of charter. As a result, management reviews operating results solely by revenue per day and operating results of the fleet and thus Navios Acquisition has determined that it operates under one reportable segment.

The following table sets out operating revenue by geographic region for Navios Acquisition’s reportable segment. Revenue is allocated on the basis of the geographic region in which the customer is located. Tanker vessels operate worldwide. Revenues from specific geographic regions which contribute over 10% of total revenue are disclosed separately.

Revenue by Geographic Region

Vessels operate on a worldwide basis and are not restricted to specific locations. Accordingly, it is not possible to allocate the assets of these operations to specific countries.

	Three Month Period ended September 30, 2019 (unaudited)	Three Month Period ended September 30, 2018 (unaudited)	Nine Month Period ended September 30, 2019 (unaudited)	Nine Month Period ended September 30, 2018 (unaudited)
Asia	$45,150	$24,237	$146,934	$77,028
Europe	5,715	7,512	14,863	22,213
United States	8,100	9,840	32,872	29,977

Total	$58,965	$41,589	$194,669	$129,218

NAVIOS MARITIME ACQUISITION CORPORATION

UNAUDITED CONDENSED NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. Dollars except share and per share data)

NOTE 16: (LOSS) PER COMMON SHARE

Earnings/ (loss) per share is calculated by dividing net income attributable to common stockholders by the weighted average number of shares of common stock of Navios Acquisition outstanding during the period.

	For the Three Months Ended September 30, 2019	For the Three Months Ended September 30, 2018	For the Nine Months Ended September 30, 2019	For the Nine Months Ended September 30, 2018
Numerator:
Net loss	$(56,396)	$(23,408)	$(72,085)	$(69,942)
Less:
Dividend declared on restricted shares	(65)	(35)	(196)	(106)
Undistributed loss attributable to Series C participating preferred shares	—	1,196	(13)	3,516

Net loss attributable to common stockholders, basic	$(56,461)	$(22,247)	$(72,294)	$(66,532)

Plus:
Dividend declared on restricted shares	—	—	—	—
Net loss attributable to common stockholders, diluted	$(56,461)	$(22,247)	$(72,294)	$(66,532)

Denominator:
Denominator for basic net loss per share — weighted average shares	13,510,361	9,522,463	13,446,836	9,678,995
Series A preferred stock	—	—	—	—
Restricted shares	—	—	—	—
Denominator for diluted net loss per share — adjusted weighted average shares	13,510,361	9,522,463	13,446,836	9,678,995

Net loss per share, basic and diluted	$(4.18)	$(2.34)	$(5.38)	$(6.87)

Potential common shares of 318,010, for the three and nine month period ended September 30, 2019 (which includes stock options and restricted shares), have an anti-dilutive effect (i.e., those that increase earnings per share or decrease loss per share) and are therefore excluded from the calculation of diluted earnings per share.

Potential common shares of 730,061 for the three and nine month periods ended September 30, 2018 (which includes stock options and restricted shares), have an anti-dilutive effect (i.e., those that increase earnings per share or decrease loss per share) and are therefore excluded from the calculation of diluted earnings per share.

NOTE 17: INCOME TAXES

Marshall Islands, Cayman Islands, British Virgin Islands, and Hong Kong, do not impose a tax on international shipping income. Under the laws of these countries, the countries of incorporation of the Company and its subsidiaries and /or vessels’ registration, the companies are subject to registration and tonnage taxes which have been included in the daily management fee.

In accordance with the currently applicable Greek law, foreign flagged vessels that are managed by Greek or foreign ship management companies having established an office in Greece are subject to duties towards the Greek state which are calculated on the basis of the relevant vessels’ tonnage. The payment of said duties exhausts the tax liability of the foreign ship owning company and the relevant manager against any tax, duty, charge or contribution payable on income from the exploitation of the foreign flagged vessel. In case that tonnage tax and/or similar taxes/duties are paid to the vessel’s flag state, these are deducted from the amount of the duty to be paid in Greece.

The amount included in Navios Acquisition’s statements of operations related to the Greek Tonnage tax for the nine months ended September 30, 2019, and 2018 was $639 and $855, respectively, and for the three months ended September 30, 2019 and 2018, it was $240 and $83, respectively.

NAVIOS MARITIME ACQUISITION CORPORATION

UNAUDITED CONDENSED NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. Dollars except share and per share data)

Pursuant to Section 883 of the Internal Revenue Code of the United States (the “Code”), U.S. source income from the international operation of ships is generally exempt from U.S. income tax if the company operating the ships meets certain incorporation and ownership requirements. Among other things, in order to qualify for this exemption, the company operating the ships must be incorporated in a country, which grants an equivalent exemption from income taxes to U.S. corporations. All the Navios Acquisition’s ship-operating subsidiaries satisfy these initial criteria. In addition, these companies must meet an ownership test. Subject to proposed regulations becoming finalized in their current form, the management of Navios Acquisition believes by virtue of a special rule applicable to situations where the ship operating companies are beneficially owned by a publicly traded company like Navios Acquisition, the second criterion can also be satisfied based on the trading volume and ownership of the Company’s shares, but no assurance can be given that this will remain so in the future.

NOTE 18: SUBSEQUENT EVENTS

On November 5, 2019, the Board of Directors declared a quarterly cash dividend in respect of the third quarter of 2019 of $0.30 per share of common stock which will be paid on January 9, 2020, to stockholders of record as of December 17, 2019. The declaration and payment of any further dividends remain subject to the discretion of the Board of Directors and will depend on, among other things, Navios Acquisition’s cash requirements as measured by market opportunities and restrictions under its -credit agreements and other debt obligations and such other factors as the Board of Directors may deem advisable.

On October 8, 2019, the Company finalized the sale of the Nave Electron delivering the vessel to her new owners. (Please refer to Note 5)

In October 2019, Navios Acquisition entered into sale and lease back agreements with unrelated third parties for $90,811 in order to finance six product tankers. (Please refer to Note 10)

In October 2019, Navios Acquisition entered into a loan agreement with Hamburg Commercial Bank AG of up to $31,800 in order to refinance one VLCC. (Please refer to Note 10)

In October 2019, Navios Acquisition fully prepaid its Term Loan B facility due in June 2020.

In October 2019, Navios Acquisition completed a registered direct offering of 1,875,000 shares of its common stock at $8.00 per share, raising gross proceeds of $15,000. Total net proceeds of the above transactions, net of agents’ costs of $675 and estimated offering costs $320, amounted to $14,005.

In October and November 2019, Navios Acquisition repurchased $12,000 of its 2021 Notes from unaffiliated third parties in open market transactions for a cash consideration of $9,950.

On November 22, 2019, an agreement was reached to liquidate Navios Europe I. As of September 30, 2019, Navios Acquisition had a receivable of $32,299 from Navios Europe I. It is expected that Navios Acquisition will acquire the five tankers owned by Navios Europe I. This receivable along with debt financing will be used to finance the acquisition. The agreement is subject to definitive documentation which is expected to be completed by the end of 2019.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

NAVIOS MARITIME ACQUISITION CORPORATION.

By:	/s/ Angeliki Frangou
Angeliki Frangou
Chief Executive Officer
Date: November 29, 2019